

# 2022
# Notice and Proxy Statement

# A Letter from Our Board of Directors

**Dear Fellow Shareholders:**

Extraordinary times call for bold leadership. As the Trane Technologies Board of Directors, we are committed to building a healthy, equitable, and sustainable future. Trane Technologies remains steadfast in the pursuit of our purpose to boldly challenge what's possible for a sustainable world.

This past year, global resilience was tested by a lingering public health crisis, real impacts of climate change, and worldwide supply chain disruptions. These challenges amplified the social and economic inequity that persists around the world. The events of the past year only strengthen our sense of responsibility to address these challenges and blaze a trail for a better future, while serving our team members, customers, investors and communities.

We welcomed our new CEO and Board chair, Dave Regnery, who is bringing our purpose to life through his visionary leadership. Dave brings a long tenure with the company, a remarkable record of delivering business growth, and deep passion for serving customers while making a positive impact on the world. Through comprehensive succession planning for our CEO and other key leadership positions, we're ensuring that we sustain our strong company performance and culture.

Environmental Social Governance ("ESG") remains core to our company's strategy and in sharp focus for the Board. In 2021, we made notable progress toward our ambitious 2030 Sustainability Commitments. This includes bringing innovation to customers that helps them create healthy and efficient spaces and deliver food, medicine and vaccines while reducing greenhouse gas emissions. These solutions advance customers' sustainability goals while contributing to our Gigaton Challenge to reduce a billion metric tons of emissions from customers' footprints. Across our own global footprint, we are on pace to achieve carbon neutral operations and zero-waste to landfill. Throughout the year, we adjusted our operations to ensure the health and safety of team members and solve for global supply chain disruptions, all while meeting record customer demand.

Trane Technologies also made great strides in diversity, equity and inclusion. We made strong progress toward gender parity in senior leadership and workforce diversity reflective of our communities. To ensure leadership accountability, we revised our executive and senior leader annual incentive plan to link directly to our ESG metrics. About 2,300 company leaders now have their compensation tied to the company's ambitious social and environmental sustainability goals.

In 2021, the Board also reviewed and further defined its governance practices and infrastructure to sharpen the lens on sustainability and workforce matters. We are committed to ensuring that the company's purpose of delivering a sustainable future helps to build resilience and create broadly positive ESG impact, while achieving long-term durable profits for investors. To that end, we reviewed our committee charters to align risk and ESG oversight and amended them to reflect these responsibilities. This includes amending the Sustainability, Corporate Governance and Nominating Committee name to reflect the Committee's oversight of the company's sustainability efforts, including the development and implementation of policies relating to ESG. We also amended the Human Resources and Compensation Committee name to reflect the committee's broader purpose of key human resource management initiatives related to leadership talent recruitment and retention, diversity and inclusion, pay equity and wages, as well as setting, reviewing and approving ESG factors for the company's Annual Incentive Matrix.

As we lead through these extraordinary times, we embrace Trane Technologies' tremendous responsibility and opportunity as a climate innovator and a pacesetter to boldly transform our industry and make possible a sustainable world.

Sincerely,

| | | | |
|---|---|---|---|
| KIRK E. ARNOLD | ANN C. BERZIN | APRIL MILLER BOISE | JOHN BRUTON |
| JARED L. COHON | GARY D. FORSEE | LINDA P. HUDSON | MYLES P. LEE |
| DAVID S. REGNERY | JOHN P. SURMA | TONY L. WHITE | |

# Notice of 2022 Annual General Meeting of Shareholders

## Voting Items

| Proposals To Be Voted | Board Vote Recommendation | For Further Details |
|---|---|---|
| 1. To elect 11 directors for a period of one year | **FOR** each director nominee | Page **15** |
| 2. To give advisory approval of the compensation of the Company's Named Executive Officers | **FOR** | Page **23** |
| 3. To approve the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration | **FOR** | Page **23** |
| 4. To renew the existing authority of the directors of the Company to issue shares | **FOR** | Page **25** |
| 5. To renew the existing authority of the directors of the Company to issue shares for cash without first offering shares to existing shareholders (Special Resolution) | **FOR** | Page **26** |
| 6. To determine the price range at which the Company can re-allot shares that it holds as treasury shares (Special Resolution) | **FOR** | Page **27** |

Shareholders will also conduct such other business properly brought before the meeting.

By Order of the Board of Directors,

*Evan M. Turtz*

**EVAN M. TURTZ**
SENIOR VICE PRESIDENT AND GENERAL COUNSEL

### Attending the Meeting

If you are a shareholder who is entitled to attend and vote, then you are entitled to appoint a proxy or proxies to attend and vote on your behalf. A proxy is not required to be a shareholder in the Company. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact the Company Secretary at our registered office.

**Important Notice regarding the availability of proxy materials for the Annual General Meeting of Shareholders to be held on June 2, 2022.**

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials or this Notice of 2022 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 22, 2022.

**2023 Annual Meeting**
**Deadline for shareholder proposals for inclusion in the proxy statement:**
December 23, 2022

**Deadline for business proposals and nominations for director:** March 4, 2023

---



**Date and Time**
June 2, 2022 (Thursday)
2:30 p.m. local time



**Location**
Adare Manor Hotel
Adare, County Limerick
Ireland

See "Information Concerning Voting and Solicitation" of the proxy statement for further information on participating in the Annual General Meeting.



**Who Can Vote**
Only shareholders of record as of the close of business on April 8, 2022, are entitled to receive notice of and to vote at the Annual General Meeting.

**How to Vote**
Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying proxy statement or filling in, signing, dating, and promptly mailing a proxy card.



**By Telephone**
In the U.S. or Canada, you can vote your shares by submitting your proxy toll-free by calling 1-800-690-6903.



**By Internet**
You can vote your shares online at www.proxyvote.com.



**By Mail**
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

# Table of Contents

# Trane Technologies 2021 Performance Highlights

**FINANCIAL PERFORMANCE HIGHLIGHTS**

**Annual Revenue**

## $14.13 BILLION

▲ Increase of 13% from 2020

**Adjusted EBITDA**[a]

## $2.36 BILLION

▲ Increase of 23% from 2020

**Free Cash Flow**

## $1.43 BILLION

▼ Decrease of 16.5% from 2020

The three core financial metrics laid out above are further modified (up to +/-20%) by our achievement relative to our equally-weighted environmental & social objectives—ESG Modifier

**3-Year Adjusted Cash Flow Return on Invested Capital (CROIC) (2019–2021)**[a]

## 29.5%

Ranks at the 77th percentile of the companies in the S&P 500 Industrials Index

**3-Year Total Shareholder Return (TSR) (2019-2021)**[a]

## 145.71%

Ranks at the 85th percentile of the companies in the S&P 500 Industrials Index

[a]   We report our financial results in our annual report on Form 10-K and our quarterly reports on Form 10-Q in accordance with United States generally accepted accounting principles ("GAAP"). Our financial results described above for Adjusted EBITDA have been adjusted to exclude the impact of certain non-routine and other items as described in our earnings releases and are non-GAAP financial measures. These metrics and the related performance targets and results are relevant only to our executive compensation program and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ("AIM") - Determination of Payout" with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2019 - 2021 Performance Share Units Payout" with respect to Performance Share Program ("PSP") awards.



### Environmental

- Received validation from the Science Based Targets Initiative (SBTi) for 2030 commitments; one of only 47 companies to receive validation for two sets of climate commitments
- Listed on the Dow Jones Sustainability North America Index for 10 consecutive years, also named to the World Index
- Received Reuters Responsible Business Awards' Business Transformation Award for a business model aligned with a clean, resilient, and just future
- Named one of the inaugural recipients of the Terra Carta Seal for sustainability leadership by HRH The Prince of Wales



### Social

- Continued broad approach to Human Capital Management across engagement, development, diversity and inclusion
- Maintained strong employee engagement, with overall employee engagement score just below the top quartile of all companies globally
- Received wide recognition as an employer of choice:
  - Forbes World's Best Large Employers 2021
  - Forbes America's Best Employers for Diversity 2021 for 3rd Consecutive year
  - Forbes America's Best Employers for Women 2021
  - Fortune World's Most Admired Companies 2021, tenth consecutive year
  - Fortune Best Workplaces in Manufacturing and Production 2021
- Renewed our memberships to CEO Action for Diversity and Inclusion and Paradigm for Parity, business coalitions dedicated to advancing diversity and inclusion and gender parity
- Continued partnership with the OneTen Coalition and advanced efforts to hire, retain and advance one million Black Americans over the next ten years
- Developed and launched first-of-its-kind innovation program, Operation Possible, to source ideas from employees around the world in solving widespread social and environmental challenges
- Launched Sustainable Futures, our new corporate citizenship strategy, including commitments to invest $100 million and 500,000 hours in our communities by 2030



### Governance

- Refreshed Board committee structure to maintain and ensure industry leading oversight of our workforce and sustainability efforts
- Executed a seamless Chair and CEO transition while continuing to deliver durable, sustainable, top-tier financial performance
- Reinforced leadership accountability for 2030 Commitments with ESG modifier for annual incentive program for executives and senior leaders, with targets on greenhouse gas emissions reduction and diverse representation
- Continued to develop next generation of talent and conduct ongoing leadership succession planning with management and the Board of Directors










For more information regarding our Company's commitment to leadership in environmental, social and governance matters and our achievements in these areas, please also see our 2021 Annual Report to Shareholders included in these proxy materials and our 2021 ESG Report available on our website located at www.tranetechnologies.com under the heading "Sustainability."

# Sustainability at Trane Technologies

At Trane Technologies, sustainability is core to who we are. Our commitment extends to the environmental and social impacts of our operations, products and services, and workplace.

We have bold ambitions for our company and the world and track progress toward our 2030 Sustainability Commitments through a series of comprehensive Environmental, Social and Governance indicators. Below is an overview of our progress toward our commitments.

## THE GIGATON CHALLENGE

We're reducing one gigaton – one billion metric tons – of carbon emissions ($CO_2e$) from our customers' footprint by 2030.

**How We're Doing It**

We're innovating clean technologies, advancing energy-efficiency and healthy spaces, reducing global food loss, designing systems for circularity and transitioning to next-generation refrigerants.

**Our Progress since 2019**

## 50 million

metric tons of $CO_2e$ reduced from our customers' carbon footprint Equivalent to the $CO_2e$ removed by more than

## 826 million

Tree saplings planted and grown over 10 years.

## LEADING BY EXAMPLE

We're reimagining our supply chain and operations to have a restorative impact on the environment, while meeting customer needs.

**How We're Doing It**

We're working to achieve carbon neutral operations, zero waste disposed of in landfills, net positive water use in water-stressed areas, and reduce absolute energy use by 10 percent.

**Our Progress since 2019**

## 18%

total reduction in water use in water-stressed regions

## 25%

reduction in emissions from our own operations

## OPPORTUNITY FOR ALL

We're creating new possibilities and a better world for our people and our communities through a focus on engagement, diversity and inclusion and by creating sustainable futures for our communities.

**How We're Doing It**

We'll achieve workforce diversity reflective of our communities, gender parity in leadership roles, and create pathways to STEM education and rewarding careers.

**Our Progress in 2021**

## 24.6%

of senior leadership positions held by women

## $11.3 million

in total philanthropic giving

Trane Technologies continues to put the health, safety, and well-being of our people first, while making sure that we serve our customers' needs, and executing on the Company's business strategy and performance goals.

## TAKING CARE OF OUR PEOPLE

We integrate wellness into our culture through a portfolio of benefits that support physical, social, emotional, and financial well-being so that team members can thrive at work, at home, and in their communities. And, while enhancing well-being offerings, we continued to update health and safety measures and protocols according to recommendations from health authorities.

- Implemented a global wellness platform, providing online access to our people and their families for programs such as mindfulness, nutrition and fitness
- Accelerated our "Future of Work" initiative that includes scenarios for working virtually, remote and within a geography, hybrid or fully on-site, depending on individuals' roles and work styles
- Completed our first global mental health pulse survey to understand the evolving needs, concerns, and priorities of our employees
- Expanded and enhanced back-up and working parent resources in the U.S., increasing the amount of coverage days and adding educational resources
- Launched an employee-led innovation program, Operation Possible, enabling our people to use unique ideas, backgrounds and perspectives to identify and implement sustainable solutions that will impact the world
- Encouraged all global employees to complete COVID-19 vaccinations, offering up to four hours of paid time off per inoculation
- Expanded company healthcare programs to cover COVID-19 testing, telehealth visits and offered vaccination incentive in the U.S.
- Provided grants to 411 employees experiencing personal financial hardship through the Helping Hand employee relief fund

TRANE
TECHNOLOGIES

# INNOVATING TO SERVE CUSTOMERS

Our teams leveraged our business operating system, lean thinking and innovation expertise to ensure we continued to serve customers through high demand, global supply chain challenges, and pandemic-related absenteeism.

- Proactively managed inventory and supply amid global supply chain disruptions
- Provided resources and offerings to K-12 schools to help them create healthy spaces for education and guidance on stimulus funding for investments in indoor environmental quality
- Continued to invest in research, education, and policy work around indoor environmental quality (IEQ) through our Center for Healthy and Efficient Spaces (CHES)
- Introduced Wellsphere™, our holistic approach to indoor environmental quality (IEQ) solutions for healthier and more efficient commercial indoor spaces
- Established the Life Science business within our Commercial HVAC Americas business with the acquisition of Farrar Scientific, a leader in ultra-cold solutions in life science and biopharma
- Became first company to make standard lower global warming potential (GWP) refrigerants in truck and trailer units, and committed to fully electric, zero-emissions solutions across Thermo King end-to-end cold chain portfolio

# Proxy Voting Roadmap

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Trane Technologies plc's Annual Report on Form 10-K and the entire Proxy Statement.

| ITEM **1** | Election of Directors |
|---|---|
| | • Ten out of 11 Director nominees are independent. |
| | • The Board of Directors is nominating four female directors, one Black director, one Hispanic director and two non-U.S. directors out of a total of 11 directors. |
| | • The tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality. |

 The Board of Directors recommends a vote **FOR** the directors nominated for election.

 See page **15** for further information

## Director Nominees

| Name/Occupation | Age | Director since | Independent | Other Current Public Boards | A | H | S | F | T | E |
|---|---|---|---|---|---|---|---|---|---|---|
| **Kirk E. Arnold**<br>Executive in Residence of General Catalyst<br>Former Chief Executive Officer, Data Intensity | 62 | 2018 | YES | • Ingersoll Rand Inc.<br>• Thomson Reuters<br>• Epiphany Technology Acquisition Corp. | | M | M | | M | |
| **Ann C. Berzin**<br>Former Chairman and CEO of Financial Guaranty Insurance Company | 70 | 2001 | YES | • Exelon Corporation | M | | | C | | M |
| **April Miller Boise**<br>Executive Vice President and Chief Legal Officer of Eaton Corporation plc | 53 | 2020 | YES | | M | | | M | | |
| **John Bruton**<br>Former Prime Minister of the Republic of Ireland and Former European Union Commission Head of Delegation to the United States | 74 | 2010 | YES | | M | | | M | M | |
| **Jared L. Cohon**<br>President Emeritus of Carnegie Mellon University, University Professor of Civil and Environmental Engineering and of Engineering and Public Policy | 74 | 2008 | YES | • Unisys | | M | M | | C | |
| **Gary D. Forsee**<br>Former President of University of Missouri System and Former Chairman of the Board and Chief Executive Officer of Sprint Nextel Corporation | 72 | 2007 | YES | • Ingersoll Rand Inc. | | M | C | | M | M |
| **Linda P. Hudson**<br>Founder and Former Chairman and CEO of The Cardea Group and Former President and CEO of BAE Systems, Inc. | 71 | 2015 | YES | • Bank of America<br>• TPI Composites, Inc. | | M | M | | M | |
| **Myles P. Lee**<br>Former Director and CEO of CRH plc | 68 | 2015 | YES | | M | | | M | | |
| **David S. Regnery**<br>Chair and Chief Executive Officer | 59 | 2021 | NO | | | | | | | C |
| **John P. Surma**<br>Former Chairman and CEO of United States Steel Corporation | 67 | 2013 | YES | • Marathon Petroleum Corporation<br>• MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)<br>• Public Service Enterprise Group | C | | | M | | M |
| **Tony L. White**<br>Former Chairman, President and CEO of Applied Biosystems Inc. | 75 | 1997 | YES | • CVS Health Corporation<br>• Ingersoll Rand Inc. | | C | M | | M | M |

**Trane Technologies Committees**

**A** Audit Committee   **H** Human Resources and Compensation Committee   **S** Sustainability, Corporate Governance and Nominating Committee   **C** Chair

**F** Finance Committee   **T** Technology and Innovation Committee   **E** Executive Committee   **M** Member

TRANE TECHNOLOGIES

# Board Diversity

One of the three pillars of our 2030 Sustainability Commitments is Opportunity for All. We create new possibilities and a better world for our people and our communities. Oversight of our diversity and inclusion strategy begins with our Board of Directors. Our Human Resources and Compensation Committee regularly reviews diversity and inclusion and other human capital management matters. This commitment to diversity and inclusion extends to our Board of Directors. We know that diverse teams are more innovative and collaborative, capable of solving problems and best positioned to realize a better world for future generations. We believe that diversity of our Board contributes to our long-term strategy and business model.

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board intends to continue to select diverse candidates including from a gender diversity and racial and ethnic diversity perspective in each board member search that it conducts. The Board of Directors is nominating four female directors (Ms. Arnold, Ms. Berzin, Ms. Miller Boise and Ms. Hudson), one Hispanic director (Mr. White), one Black director (Ms. Miller Boise) and two international directors who are Irish citizens (Mr. Bruton and Mr. Lee) out of a total of 11 directors. Two of our current directors (Mr. White and Mr. Bruton) have veteran status. In addition, the tenure and experience of our directors is diverse, which brings varying perspectives to our Board functionality.

PROXY VOTING ROADMAP

| GENDER | RACE AND ETHNICITY | NATIONALITY | BOARD SIZE AND INDEPENDENCE |
|---|---|---|---|
|  |  |  |  |
| **36%** | **18%** | **18%** | **10** out of **11** Director Nominees are Independent |
| ■ Female Directors | ■ Racially and Ethnically Diverse Directors | ■ International Representation | |

PROXY VOTING ROADMAP

| | | Arnold | Berzin | Miller Boise | Bruton | Cohon | Forsee | Hudson | Lee | Regnery | Surma | White |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SKILLS** | Financial Expert | | ● | | | | ● | ● | ● | ● | ● | ● |
| | Finance/Capital Allocation | | ● | | ● | | | | ● | ● | ● | ● |
| | Global Experience | | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| | Technology/Engineering | ● | | | | ● | ● | ● | | | | ● |
| | Marketing/Digital | ● | | | | | | | | | | ● |
| | Services | ● | | | | | ● | | | ● | ● | |
| | Human Resources/Compensation | | | ● | | | ● | ● | | | | ● |
| | IT/Cybersecurity/Data Management | ● | | ● | | | | ● | | | | |
| | Risk Management/Mitigation | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **EXPERIENCE** | ESG/Sustainability | ● | | ● | ● | ● | ● | ● | | ● | ● | ● |
| | Chair/CEO/Business Head | ● | ● | | | ● | ● | ● | ● | ● | ● | ● |
| | Industrial/Manufacturing | | | ● | | | | ● | ● | ● | ● | ● |
| | Academia/Education | ● | | | | ● | ● | | | | | |
| | Government/Public Policy | | | ● | ● | ● | | | | | ● | |
| | Financial Services | | ● | | ● | | | ● | | | | |

For more information regarding our diversity and inclusion strategy, goals and metrics for our Company generally, please see our ESG Report located on our website at www.tranetechnologies.com and our Human Capital Management Disclosures in our annual report on Form 10-K for the fiscal year ended December 31, 2021.

TRANE
TECHNOLOGIES

# Director Nomination Process

The Sustainability, Corporate Governance and Nominating Committee identifies individuals qualified to become directors and recommends the candidates for all directorships.

**1** BOARD COMPOSITION ASSESSMENT

The Sustainability, Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board.



**2** BOARD RECOMMENDATION

The Sustainability, Corporate Governance and Nominating Committee makes recommendations to the Board concerning the appropriate size and needs of the Board including recommendations based on reviews of diversity and the Board's skill and experience matrix.



**3** IDENTIFICATION OF CANDIDATES

The Sustainability, Corporate Governance and Nominating Committee, with the assistance of management, identifies candidates with the desired qualifications. The Board has used a third-party search firm for all searches conducted in the past five years and has included a diverse slate of candidates from a gender, racial and ethnic diversity perspective. The Board intends to continue to select diverse candidates including from a gender diversity and racial and ethnic diversity perspective for each available board seat in each board member search that it conducts.

In considering candidates, the Sustainability, Corporate Governance and Nominating Committee will consider all factors it deems appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Sustainability, Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director.

Shareholders may recommend candidates for consideration for Board membership by sending recommendations to the Sustainability, Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

# Corporate Governance Highlights

The Company upholds the highest standards of corporate governance including:

- Substantial majority of independent director nominees (10 of 11)
- Annual election of directors
- Majority vote for directors
- Lead Independent Director
- Board oversight of risk management
- Succession planning at all management levels, including for Board Members and Chair and CEO
- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Executive and director stock ownership guidelines
- Board oversight of enterprise-wide sustainability program and strategy

| ITEM **2** | **Advisory Approval of the Compensation of Our Named Executive Officers** |  | The Board of Directors recommends a vote **FOR** this item. |
|---|---|---|---|
| | • Our Human Resources and Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.<br>• Shareholders voted 89% in favor of the Company's Advisory Approval of the Compensation of our Named Executive Officers (NEOs) at our 2021 Annual General Meeting. |  | See page **23** for further information |

# Executive Compensation Highlights

The Human Resources and Compensation Committee (the "Committee") is guided by executive compensation principles that shape the executive compensation programs that the Committee adopts to execute on the Company's strategies and goals.

## Executive Compensation Principles

Our executive compensation programs are based on the following principles:

**(i)** business strategy alignment

**(ii)** pay for performance

**(iii)** mix of short and long-term incentives

**(iv)** internal parity

**(v)** shareholder alignment

**(vi)** market competitiveness

## Executive Compensation Program Overview

The Committee has adopted executive compensation programs with a strong link between pay and performance and the achievement of short-term and long-term Company goals. The primary components of the executive compensation programs are base salary, Annual Incentive Matrix ("AIM") and long-term incentives ("LTI"). The Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of the six NEO's target total direct compensation ("TDC") is contingent on the successful achievement of the Company's short-term and long-term performance goals.

## Pay for Performance

A strong pay for performance culture is paramount to our success and encourages behavior that promotes long-term value creation for our shareholders. Accordingly, each executive's TDC is strongly tied to Company, business, and individual performance against set goals. Within our AIM Program, Company and business performance are measured against pre-established financial, operational, and strategic objectives, and modified by an Environmental, Social, and Governance ("ESG") goal, which are all set by the Committee. Individual performance is measured against pre-established individual goals, inclusive of a personal sustainability commitment, as well as demonstrated leadership competencies and behaviors consistent with our leadership principles. Additionally, a portion of the executive's LTI award is earned based on Company cash flow return on invested capital ("CROIC") and shareholder value performance relative to peer companies. In 2021, greater than 85% of our Chair and CEO's TDC was performance-based and 76% of our other NEO's average TDC was performance-based compensation which is subject to risk depending on our Company's performance.

# 2021 Executive Compensation

The table below shows the 2021 compensation for our CEO and other NEOs, as required to be reported in the Summary Compensation Table pursuant to U.S. Securities and Exchange Commission ("SEC") rules. Please see the notes accompanying the Summary Compensation Table for further information.

## Summary Compensation Table

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| D. S. Regnery<br>Chair and Chief Executive Officer | 2021 | 1,307,500 | — | 5,173,935 | 1,500,036 | 2,224,399 | 2,695,010 | 257,638 | 12,888,518 |
| C. J. Kuehn<br>Executive Vice President and Chief Financial Officer | 2021 | 713,750 | — | 1,783,728 | 600,003 | 1,205,682 | 191,069 | 121,536 | 4,615,767 |
| M. J. Avedon[b]<br>Executive Vice President, Chief Human Resources, Marketing and Communications Officer | 2021 | 740,000 | — | 1,498,417 | 504,028 | 1,060,169 | 269,575 | 100,417 | 4,172,606 |
| P. A. Camuti<br>Executive Vice President and Chief Technology and Sustainability Officer | 2021 | 608,750 | — | 1,300,297 | 412,530 | 827,942 | 210,898 | 78,125 | 3,438,542 |
| E. M. Turtz<br>Senior Vice President and General Counsel | 2021 | 563,750 | — | 891,952 | 300,016 | 637,488 | 564,580 | 67,668 | 3,025,455 |
| M. W. Lamach[a]<br>Executive Chair | 2021 | 1,410,000 | — | 8,667,674 | 2,750,029 | 3,986,237 | 920,815 | 518,506 | 18,253,260 |

[a]   Mr. Lamach retired December 31, 2021.

[b]   Ms. Avedon was Executive Vice President, Chief Human Resources, Marketing and Communications Officer during the fiscal year ending December 31, 2021. Ms. Avedon became Executive Vice President effective January 6, 2022 with the announcement of her retirement in April 2022.

See Compensation Discussion and Analysis for more information about our Committee's executive compensation principles, the programs the Committee has adopted and the decisions the Committee made during 2021.

**ITEM 3**

## Approval of Appointment of Independent Auditors

- The Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC").
- Both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, PwC is considered best qualified to perform this important function.
- The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and its investors.

 The Board of Directors recommends a vote **FOR** this item.

 See page **23** for further information

**ITEM 4**

## Renewal of the Directors' Existing Authority to Issue Shares

- The Board of Directors' authority to issue shares under Irish law is fundamental to our business.
- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.

 The Board of Directors recommends a vote **FOR** this item.

 See page **25** for further information

**ITEM 5**

## Renewal of the Directors' Existing Authority to Issue Shares for Cash without First Offering Shares to Existing Shareholders

- The Board of Directors' authority to issue shares for cash without first offering shares to existing shareholders is fundamental to our business.
- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.
- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

 The Board of Directors recommends a vote **FOR** this item.

 See page **26** for further information

**ITEM 6**

## Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares

- From time to time the Company may acquire ordinary shares and hold them as treasury shares.
- The Company may reallot such treasury shares, and under Irish law, our shareholders must authorize the price range at which we may reallot shares held in treasury.
- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

 The Board of Directors recommends a vote **FOR** this item.

 See page **27** for further information

TRANE
TECHNOLOGIES

# Proposals Requiring Your Vote

In this Proxy Statement, "Trane Technologies," the "Company," "we," "us" and "our" refer to Trane Technologies plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record on April 8, 2022 (the "Record Date") on or about April 22, 2022.

| ITEM | Election of Directors | |
|------|----------------------|--|
| **1** | The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the end of the 2022 Annual General Meeting of Shareholders to be held on June 2, 2022 (the "Annual General Meeting") and expiring at the end of the 2023 Annual General Meeting of Shareholders. Under our Articles of Association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting. |  The Board of Directors recommends a vote **FOR** the directors nominated for election listed below. |

## Nominees for Director



**Kirk E. Arnold**
**Independent Director**

**Age** 62
**Director since** 2018
**Committees**
Human Resources and Compensation
Sustainability, Corporate Governance and Nominating
Technology and Innovation

**Principal Occupation**
- Executive in Residence of General Catalyst, a venture capital firm backing entrepreneurs, from September 2018–Present.
- Chief Executive Officer of Data Intensity from 2013 to 2017.

**Current Public Directorships**
- Epiphany Technology Acquisition Corp.
- Ingersoll Rand Inc.
- Thomson Reuters

**Public Directorships Held in the Past Five Years**
- EnerNoc, Inc.

**Other Activities**
- Director of The Predictive Index
- Director of Baypath University
- Director of UP Education Network
- Mass TLC

**Skills and Experience**

 Technology/ Engineering

 Marketing/ Digital

 Services

 IT/Cybersecurity/ Data Management

 Risk Management/ Mitigation

 ESG / Sustainability

 Chair/CEO/ Business Head

 Academia/ Education

**Nominee Highlights**
Ms. Arnold's vast experience in technology and service leadership brings critical insight into the Company's operations, digital analytics, and technologies. Ms. Arnold has served in executive positions throughout the technology industry including as COO at Avid, a technology provider to the media industry, and CEO and President of Keane, Inc., then a publicly traded billion-dollar global services provider. Ms. Arnold has also held senior leadership roles at Computer Sciences Corporation, Fidelity Investments and IBM. Ms. Arnold's active participation in the technology and business community provides the Company ongoing insight into digital marketing and technology related issues.



**Ann C. Berzin**
Independent Director

**Age** 70
**Director since** 2001
**Committees**
Audit
Finance (Chair)
Executive

**Principal Occupation**
- Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.

**Current Public Directorships**
- Exelon Corporation

**Other Activities**
- University of Chicago College Advisory Council
- Director of Baltimore Gas & Electric Company

**Public Directorships Held in the Past Five Years**
- None

**Skills and Experience**

 Financial Expert

 Finance/Capital Allocation

 Global Experience

 Risk Management/ Mitigation

 Chair/CEO/ Business Head

 Financial Services

**Nominee Highlights**
Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen the Company's access to capital markets. Her board memberships provide deep understanding of trends in the energy sector, which presents ongoing opportunities and challenges for the Company.



**April Miller Boise**
Independent Director

**Age** 53
**Director since** 2020
**Committees**
Audit
Finance

**Principal Occupation**
- Executive Vice President and Chief Legal Officer of Eaton Corporation plc from January 2020-Present.
- Senior Vice President, General Counsel / Chief Legal Officer of Meritor from August 2016-December 2019.

**Current Public Directorships**
- None

**Other Activities**
- Trustee, Cleveland Clinic
- Director, City Club of Cleveland
- Trustee, George W. Codrington Charitable Foundation
- Trustee, Assembly for the Arts
- Trustee, College Now Greater Cleveland

**Public Directorships Held in the Past Five Years**
- Federal Home Loan Bank, Cincinnati

**Skills and Experience**

 Global Experience

 Human Resources/ Compensation

 IT/Cybersecurity/ Data Management

 Risk Management/ Mitigation

 ESG / Sustainability

 Industrial/ Manufacturing

 Government/ Public Policy

**Nominee Highlights**
Ms. Miller Boise adds valuable perspective as we execute our climate-focused strategy and expand our global leadership in sustainability. She brings extensive experience in business strategy, strategic transactions and international growth, in addition to her deep background in corporate governance and inclusive talent management. In particular, Ms. Miller Boise's experience working with companies in relevant industries across the global manufacturing arena including automotive, electrical products and services, commercial transportation, and oil and gas brings relevant insight regarding the manufacturing industry and dynamic end markets around the world.



## John Bruton
**Independent Director**

**Age** 74
**Director since** 2010
**Committees**
Audit
Finance
Technology and Innovation

**Principal Occupation**
- European Union Commission Head of Delegation to the United States from 2004 to 2009.
- Prime Minister of the Republic of Ireland from 1994 to 1997.

**Current Public Directorships**
- None

**Public Directorships Held in the Past Five Years**
- None

**Other Activities**
- Irish Institute for International and European Affairs, Director
- Irish Diaspora Loan Fund Public Limited Company, Director
- PIMCO Global Advisors (Ireland) Limited, Director
- PIMCO Funds: Global Investors Series plc, Director
- PIMCO Select Funds plc, Director

- PIMCO Fixed Income Source ETFs plc, Director
- PIMCO Funds Ireland plc, Director
- PIMCO Specialty Funds Ireland plc, Director
- Terebellum Limited, Director
- Co-Operation Ireland, Director
- Centre for European Policy Studies, Director

**Skills and Experience**

 Finance/Capital Allocation

 Global Experience

 Risk Management/ Mitigation

 Government/ Public Policy

 ESG / Sustainability

 Financial Services

**Nominee Highlights**
Mr. Bruton's long and successful career of public service on behalf of Ireland and Europe provides extraordinary insight into critical regional and global economic, social and political issues, all of which directly influence the successful execution of the Company's strategic plan. In particular, Mr. Bruton's leadership role in transforming Ireland into one of the world's leading economies during his tenure, as well as in preparing the governing document for managing the Euro, lend substantial authority to the Company's economic and financial oversight.



### Jared L. Cohon
**Independent Director**

**Age** 74
**Director since** 2008
**Committees**
Human Resources and Compensation
Sustainability, Corporate Governance and Nominating
Technology and Innovation (Chair)

**Principal Occupation**
- President Emeritus at Carnegie Mellon University, President of Carnegie Mellon University from 1997-2013 and also appointed University Professor of Civil and Environmental Engineering / Engineering and Public Policy.

**Current Public Directorships**
- Unisys

**Public Directorships Held in the Past Five Years**
- None

**Other Activities**
- Carnegie Corporation, Trustee
- Health Effects Institute, Director
- Heinz Endowments, Trustee
- Hillman Family Foundations, Trustee

**Skills and Experience**

 Global Experience

 Technology/ Engineering

 Risk Management/ Mitigation

 ESG / Sustainability

 Chair/CEO/ Business Head

 Academia/ Education

 Government/ Public Policy

**Nominee Highlights**

Dr. Cohon's extensive career in academics, including 16 years as president of an institution known throughout the world for its leadership in the fields of computer science and engineering, offers the Company tremendous insight into the latest developments in areas critical to commercial innovation and manufacturing process improvement. A member of the National Academy of Engineering, Dr. Cohon is a recognized authority on environmental and water resources systems analysis and management. As such, Dr. Cohon also brings unique perspectives on sustainable business practices, both within our own operations and on behalf of our customers and communities. In 2008 and 2009, at the request of Congress, Dr. Cohon chaired the National Research Council Committee that produced the report, "Hidden Costs of Energy: Unpriced Consequences of Energy Production and Use." In 2014, Dr. Cohon was appointed co-chair of the Congressionally-mandated Commission to review and evaluate the National Energy Laboratories. He currently serves as Chair of the National Academies' Board on Energy and Environmental Systems. Finally, Dr. Cohon's more than nine years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business.



## Gary D. Forsee
**Lead Independent Director**

**Age** 72
**Director since** 2007
**Committees**
Human Resources and Compensation
Sustainability, Corporate Governance and Nominating (Chair)
Executive
Technology and Innovation

**Principal Occupation**
- President, University of Missouri System from 2008 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).

**Current Public Directorships**
- Ingersoll Rand Inc.

**Public Directorships Held in the Past Five Years**
- DST Systems Inc.
- Evergy, Inc.

**Other Activities**
- Kansas City Police Foundation

**Skills and Experience**

Financial Expert

Global Experience

Technology/ Engineering

Services

Human Resources/ Compensation

Risk Management/ Mitigation

ESG / Sustainability

Chair/CEO/ Business Head

Academia/ Education

**Nominee Highlights**
In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with one of the largest U.S. firms in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of the Company's long-term success. Mr. Forsee's experience serving on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.



## Linda P. Hudson
**Independent Director**

**Age** 71
**Director since** 2015
**Committees**
Human Resources and Compensation
Sustainability, Corporate Governance and Nominating
Technology and Innovation

**Principal Occupation**
- Founder and Former Chairman and Chief Executive Officer of The Cardea Group, a business management consulting firm she founded in 2014 and sold in 2020.
- Former President and Chief Executive Officer of BAE Systems, Inc. from 2009-2014.

**Current Directorships**
- Bank of America
- TPI Composites, Inc.

**Public Directorships Held in the Past Five Years**
- The Southern Company

**Other Activities**
- Director, University of Florida Foundation Inc. and the University of Florida Engineering Leadership Institute
- Advisory Board, the Angeleno Group

**Skills and Experience**

Financial Expert

Global Experience

Technology/ Engineering

Human Resources/ Compensation

IT/Cybersecurity/ Data Management

Risk Management/ Mitigation

ESG / Sustainability

Chair/CEO/ Business Head

Industrial/ Manufacturing

Financial Services

**Nominee Highlights**
Ms. Hudson's prior role as President and CEO of BAE Systems and her extensive experience in the defense and engineering sectors provides the Company with strong operational insight and understanding of matters crucial to the Company's business. Prior to becoming CEO of BAE Systems, Ms. Hudson was president of BAE Systems' Land & Armaments operating group, the world's largest military vehicle and equipment business. A member of the National Academy of Engineering, Ms. Hudson is a recognized authority on industrial, manufacturing and operational systems. In addition, Ms. Hudson has broad experience in strategic planning and risk management in complex business environments.



**Myles P. Lee**
**Independent Director**

**Age** 68
**Director since** 2015
**Committees**
Audit
Finance

### Principal Occupation
- Director (from 2003 to 2013) and Chief Executive Officer (from 2009 to 2013) of CRH plc

### Current Public Directorships
- None

### Public Directorships Held in the Past Five Years
- Babcock International Group plc
- UDG Healthcare plc

### Other Activities
- Director, St. Vincent's Healthcare Group

### Skills and Experience

 Financial Expert

 Finance/Capital Allocation

 Global Experience

 Risk Management/ Mitigation

 Chair/CEO/ Business Head

 Industrial/ Manufacturing

### Nominee Highlights
Mr. Lee's experience as the former head of the largest public or private company in Ireland provides strategic and practical judgment to critical elements of the Company's growth and productivity strategies, expertise in Irish governance matters and significant insight into the building and construction sector. In addition, Mr. Lee's previous service as Finance Director and General Manager of Finance of CRH plc and in a professional accountancy practice provides valuable financial expertise to the Company.



**David S. Regnery**
**Chair and Chief Executive Officer**

**Age** 59
**Director since** 2021
**Committees**
Executive (Chair)

### Principal Occupation
- Chair of the Board of Directors since January 1, 2022
- Chief Executive Officer of the Company since July 1, 2021

### Current Public Directorships
- None

### Public Directorships Held in the Past Five Years
- None

### Other Activities
- Alliance of CEO Climate Leaders for the World Economic Forum

### Skills and Experience

 Financial Expert

 Finance/Capital Allocation

 Global Experience

 Services

 Risk Management/ Mitigation

 ESG / Sustainability

 Chair/CEO/ Business Head

 Industrial/ Manufacturing

### Nominee Highlights
Mr. Regnery has been with the Company for his entire career. He was appointed CEO in July 2021, and named chair of the Company's board of directors in January 2022. Previously, Mr. Regnery served as the Company's president and chief operating officer, with direct responsibility for its three regional reporting segments and full portfolio of businesses, as well as mission-critical company operations including supply chain, engineering and information technology. Throughout his tenure, Mr. Regnery has led the majority of the Company's businesses around the world, including Commercial HVAC and Transport Refrigeration. As president of the Commercial HVAC business, Mr. Regnery led the launch of the Company's successful EcoWise™ portfolio of products, designed to lower environmental impact through high efficiency operation and low global-warming potential refrigerants. Under Mr. Regnery's leadership, Trane Technologies has sharpened its strategy as an industry leader in climate solutions with a singular purpose – to boldly challenge what's possible for a sustainable world.



## John P. Surma
**Independent Director**

**Age** 67
**Director since** 2013
**Committees**
Audit (Chair)
Finance
Executive

**Principal Occupation**
- Chairman (from 2006-2013) and Chief Executive Officer (from 2004-2013) of United States Steel Corporation (a steel manufacturing company).

**Current Public Directorships**
- Marathon Petroleum Corporation
- MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)*
- Public Service Enterprise Group

**Public Directorships Held in the Past Five Years**
- Concho Resources Inc.

\* MPLX GP LLC is a Master Limited Partnership and is a consolidated subsidiary of Marathon Petroleum Corporation, which holds >50% of its voting units. We view Mr. Surma's service on the MPLX board as an extension of his service on the Marathon Petroleum Corporation board for purposes of assessing the level of outside public board commitments.

**Other Activities**
- Director, UPMC
- Former Director and Chair, Federal Reserve Bank of Cleveland
- Former Director and Former Chair, National Safety Council
- Director Emeritus and Former Chair, Allegheny County Parks Foundation

**Skills and Experience**

 Financial Expert

 Finance/Capital Allocation

 Global Experience

 Services

 Risk Management/ Mitigation

 ESG / Sustainability

 Chair/CEO/ Business Head

 Industrial/ Manufacturing

 Government/Public Policy

**Nominee Highlights**

Mr. Surma's experience as the former chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of the Company's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm PricewaterhouseCoopers LLP, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.



## Tony L. White
**Independent Director**

**Age** 75
**Director since** 1997
**Committees**
Human Resources and Compensation (Chair)
Sustainability, Corporate Governance and Nominating
Executive
Technology and Innovation

**Principal Occupation**
- Chairman, President and Chief Executive Officer of Applied Biosystems Inc. (a developer, manufacturer and marketer of life science systems and genomic information products) from 1995 until his retirement in 2008.

**Current Public Directorships**
- CVS Health Corporation
- Ingersoll Rand Inc.

**Public Directorships Held in the Past Five Years**
- C.R. Bard, Inc.

**Skills and Experience**

 Financial Expert

 Finance/Capital Allocation

 Global Experience

 Technology/ Engineering

 Marketing/ Digital

 Human Resources/ Compensation

 Risk Management/ Mitigation

 ESG / Sustainability

 Chair/CEO/ Business Head

 Industrial/ Manufacturing

**Nominee Highlights**
Mr. White's extensive management experience, including 13 years as chairman and chief executive officer of an advanced-technology life sciences firm, provides substantial expertise and guidance across all aspects of the Company's operational and financial affairs. In particular, Mr. White's leadership of an organization whose success was directly connected to innovation and applied technologies aligns with the Company's focus on innovation as a key source of growth. The Company benefits from Mr. White's experience and board memberships focusing on developments related to biotechnology and healthcare delivery systems which offer instructive process methodologies to accelerate our innovation efforts.

## ITEM 2

# Advisory Approval of the Compensation of Our Named Executive Officers

 The Board of Directors recommends a vote **FOR** advisory approval of the compensation of our NEOs as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this proxy statement.

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for NEOs by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's NEOs, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's proxy statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

In considering your vote, please be advised that our compensation program for NEOs is guided by our design principles, as described in the Compensation Discussion and Analysis section of this Proxy Statement:

**(i)** business strategy alignment

**(ii)** pay for performance

**(iii)** mix of short and long-term incentives

**(iv)** internal parity

**(v)** shareholder alignment

**(vi)** market competitiveness

By following these design principles, we believe that our compensation program for NEOs is strongly aligned with the long-term interests of our shareholders.

## ITEM 3

# Approval of Appointment of Independent Auditors

 The Board of Directors recommends a vote **FOR** the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent audit firm retained to audit the Company's financial statements and internal controls over financial reporting. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC"). In assessing independence, the Committee reviews the fees paid, including those related to non-audit services. The Audit Committee has sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

In addition, as part of its normal cadence, the Audit Committee considers whether there should be a regular rotation of the independent auditors. The Audit Committee ensures that the mandated rotation of PwC's lead engagement partner occurs routinely, and the Audit Committee and its Chairman are directly involved in the selection of PwC's lead engagement partner.

The Audit Committee has recommended that shareholders approve the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2022 and authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration.

PwC has been acting continuously as our independent auditors for over one hundred years and, both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, is considered best qualified to perform this important function. The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditors is in the best interests of the Company and its investors.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

# Audit Committee Report

While management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the PCAOB.

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the PCAOB regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 ("2021 Form 10-K"), for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2022.

AUDIT COMMITTEE

**John P. Surma** (Chair)    **John Bruton**
**Ann C. Berzin**           **Myles P. Lee**
**April Miller Boise**

# Fees of the Independent Auditors

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2021 and 2020:

| | 2021 ($) | 2020 ($) |
|---|---:|---:|
| **Audit Fees**[a] | 9,545,000 | 10,568,000 |
| **Audit-Related Fees**[b] | 77,000 | 67,000 |
| **Tax Fees**[c] | 1,835,000 | 6,062,000 |
| **All Other Fees**[d] | 14,000 | 9,000 |
| **Total** | 11,471,000 | 16,706,000 |

[a] Audit Fees for the fiscal years ended December 31, 2021 and 2020, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents and review of documents filed with the SEC.

[b] Audit-Related Fees for the fiscal years ended December 31, 2021 and 2020, respectively, consist of assurance services that are related to performing the audit and review of certain financial statements including employee benefit plan audits.

[c] Tax Fees for the fiscal year ended December 31, 2021 include consulting and compliance services in the U.S. and non-U.S. locations. Tax Fees for the fiscal year ended December 31, 2020 include consulting and compliance services in the U.S. and non-U.S. locations and tax consulting services relating to the Reverse Morris Trust transaction.

[d] All Other Fees for the fiscal year ended December 31, 2021 and 2020 included license fees for accounting and tax research tools and other software licenses.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects if not included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees." The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

| ITEM 4 | Renewal of the Directors' Existing Authority to Issue Shares |  | The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares. |
|---|---|---|---|

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the Company's authorized but unissued share capital. Our shareholders provided the Directors with this authorization at our 2021 annual general meeting on June 3, 2021 for a period of 18 months. Because this share authorization period will expire in December 2022, we are presenting this proposal to renew the Directors' authority to issue our authorized shares on the terms set forth below.

We are seeking approval to authorize our Board of Directors to issue up to 33% of our issued ordinary share capital as of April 8, 2022 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including in connection with our equity compensation plans (where required) and, if applicable, funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares that are already authorized under our articles of association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and the SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authority to issue shares is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of this resolution is as follows:

"That the Directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $85,251,537 (85,251,537 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2022 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

| ITEM **5** | Renewal of the Directors' Existing Authority to Issue Shares for Cash Without First Offering Shares to Existing Shareholders |  | The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares for cash without first offering shares to existing shareholders. |

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the Company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our shareholders provided the Directors with this authorization at our 2021 annual general meeting on June 3, 2021 for a period of 18 months. Because this share authorization period will expire in December 2022, we are presenting this proposal to renew the Directors' authority to opt-out of the pre-emption right on the terms set forth below.

We are seeking approval to authorize our Board of Directors to opt out of the statutory pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) any other issuance of shares for cash, if the issuance is limited to up to 5% of our issued ordinary share capital as of April 8, 2022 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorization sought for Item 4, this authority is fundamental to our business and enables us to issue shares under our equity compensation plans (where required) and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares in the manner already permitted under our articles of association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could undermine the operation of our compensation plans and cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authorization to opt out of the statutory pre-emption rights as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Item 4 as set out above and with effect from the passing of this resolution, the Directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Item 5 as if subsection (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to:

a. the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

b.  the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $12,916,899 (12,916,899 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2022 (the latest practicable date before this proxy statement)) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

| ITEM 6 | Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares |  | The Board of Directors recommends that shareholders vote **FOR** the proposal to determine the price at which the Company can re-allot shares held as treasury shares. |
|---|---|---|---|

Our open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by the Company as treasury shares. We may reissue treasury shares that we acquire through our various share buyback activities including in connection with our executive compensation program and our director programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the closing market price of our ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted. Under Irish law, this authorization expires 18 months after its passing unless renewed.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% and 120%, respectively, of the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-issued, except as described below with respect to obligations under employee share schemes, which may be at a minimum price of nominal value. Any reallotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that the re-allotment price range at which any treasury shares held by the Company may be reallotted shall be as follows:

a.  the maximum price at which such treasury share may be re-allotted shall be an amount equal to 120% of the "market price"; and

b.  the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

c.  for the purposes of this resolution, the "market price" shall mean the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted.

FURTHER, that this authority to re-allot treasury shares shall expire at 18 months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Sections 109 and 1078 of the Companies Act 2014."

# Corporate Governance

## Corporate Governance Guidelines

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines and practices. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at www.tranetechnologies.com under the heading "About Us – Corporate Governance."

## Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The Board delegates to the Chief Executive Officer, and through that individual to other senior management, the authority and responsibility for managing the Company's business. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

## Board Responsibilities

Among the Board of Directors' core responsibilities are:

- Select individuals for Board membership and evaluate the performance of the Board, Board committees and individual directors;
- Select, monitor, evaluate and compensate senior management;
- Assure that management succession planning is adequate;
- Review and approve significant corporate actions;
- Review and monitor implementation of management's strategic plans;
- Review and approve the Company's annual operating plans and budgets;
- Monitor corporate performance and evaluate results compared to the strategic plans and other long-range goals;
- Review the Company's financial controls and reporting systems;
- Review and approve the Company's financial statements and financial reporting;
- Review the Company's ethical standards and legal compliance programs and procedures;
- Oversee the Company's management of enterprise risk;
- Evaluate the performance of the Board of Directors, Board committees and individual directors; and
- Monitor relations with shareholders, employees, and the communities in which the Company operates.

## Board Leadership Structure

The positions of Chair of the Board and CEO at the Company are held by the same person, except in unusual circumstances, such as during a CEO transition. This policy has worked well for the Company. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chair and CEO position.

In addition, the Board of Directors has a strong Lead Independent Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Independent Director from among the Board's independent directors. The Lead Independent Director coordinates the activities of all of the Board's independent directors working with the Chair and CEO. The Lead Independent Director is the principal liaison with the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Independent Director are as follows:

- Chair meetings of the independent directors;
- Ensure full participation and engagement of all Board members in deliberations;

- Lead the Board of Directors in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations, and separation;

- Engage and counsel the Chair and CEO on issues of interest/concern to directors including majority and minority viewpoints and encourage all directors to engage the Chair and CEO with their interests and concerns;

- Work with the Chair and CEO to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;

- Setting the agendas for Board meetings in collaboration with the Chair and CEO;

- Plan the agendas and chair executive sessions of the Board's independent directors;

- Act as the primary liaison between the directors and the Chair and CEO;

- Provide advice and counsel to the Chair and CEO;

- Keep abreast of key Company activities and advise the Chair and CEO as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Independent Director will approve information provided to the Board and may specifically request the inclusion of certain material;

- Engage consultants who report directly to the Board and assist in recommending consultants that work directly for Board Committees;

- Working in conjunction with the Sustainability, Corporate Governance and Nominating Committee in compliance with Committee processes to interview director candidates and make recommendations to the Board;

- Provide oversight and act as a liaison between management and the Board with respect to succession of the CEO and lead the Board in an annual review of Board and CEO succession plans;

- Assist the Board and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines;

- Work in conjunction with the Sustainability, Corporate Governance and Nominating Committee to identify for appointment the members of the various Board Committees, as well as selection of the Committee chairs;

- Be available for consultation and direct communication with major shareholders coordinating with the Chair and CEO;

- Make a commitment to serve in the role of Lead Director for a minimum of three years; and

- Help set the tone and uphold the highest standards of ethics and integrity and encourage that throughout the Company.

Mr. Forsee has been the Company's Lead Independent Director since the 2021 Annual General Meeting.

# Board Risk Oversight

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions.

## BOARD OF DIRECTORS

- The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management.
- The full Board has oversight of strategic Human Capital Management risks and opportunities including succession planning, diversity and inclusion, employee engagement, employee health and safety, and development.
- The Board regularly receives reports from each Committee as to risk oversight within their areas of responsibility.



## BOARD COMMITTEES

**Audit Committee**

- Oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- Oversees the Company's cybersecurity programs and risks, including Board level oversight for management's actions with respect to:
  - (1) the practices, procedures, and controls to identify, assess, and manage its key cybersecurity programs and risks;
  - (2) the protection, confidentiality, integrity, and availability of the Company's digital information, intellectual property, and compliance-protected data through the associated networks as it relates to connected networks, suppliers, employees, and channel partners; and
  - (3) the protection and privacy of data related to our customers.
- Discusses with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.

**Human Resources and Compensation Committee**

- Considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.

**Sustainability, Corporate Governance and Nominating Committee**

- Oversees risks associated with Board succession, conflicts of interest, corporate governance and sustainability.
- Oversees risks associated with the Company's performance against its sustainability and ESG objectives including the impacts of climate change.

**Finance Committee**

- Oversees risks associated with foreign exchange, insurance, liquidity, credit and debt.



## MANAGEMENT

- Identification, assessment, and management of risks through the Company's Enterprise Risk Management program and Committee.
- The Enterprise Risk Management program and Committee is responsible for identifying and managing strategic risks within the Company's risk appetite and providing reasonable assurance regarding the achievement of these objectives.
- Risks are prioritized based upon potential impact, likelihood and vulnerability, an owner is assigned to each risk area to develop a risk mitigation strategy and key risk indicators are utilized to track progress against these objectives. The risk universe is reviewed regularly to ensure the Company is addressing any potential changes in the risk landscape.
- The Company has appointed the Chief Financial Officer ("CFO") as its Chief Risk Officer, and in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these. The Chief Risk Officer also reports on specific risks and risk mitigation action plans, including risk indicators to track progress.

TRANE TECHNOLOGIES

## SPOTLIGHT: RISK OVERSIGHT

### Business Strategy

One of the primary responsibilities of the Board of Directors is to review and monitor implementation of management's strategic plans. Our Directors have deep experience and expertise in strategic planning and execution and use their experience to engage in active dialogue with management. The Board of Directors evaluates strategic plans through regular discussions as part of Board meetings and during strategic planning sessions dedicated to these topics.

### Environmental, Social and Governance Matters

The Sustainability, Corporate Governance and Nominating Committee of our Board of Directors oversees risks associated with corporate governance and sustainability, including the development and implementation of policies relating to environmental, social and governance ("ESG") issues. The Sustainability, Corporate Governance and Nominating Committee also monitors the Company's performance against its sustainability and ESG objectives including the impacts of climate change. The Sustainability, Corporate Governance and Nominating Committee also evaluates social and environmental trends and issues in connection with the Company's business activities and makes recommendations to the Board regarding those trends and issues.

The Technology and Innovation Committee assists the Board in its oversight of the Company's responses to certain environmental matters including climate change, greenhouse gas emissions, energy-efficient and low-emissions products and product life cycle and materials, and supports as needed, the Sustainability, Corporate Governance and Nominating Committee in its review of environmental and sustainability practices.

### Human Resources and Compensation

As part of its oversight of the Company's executive compensation program, the Human Resources and Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

The Human Resources and Compensation Committee reviews and discusses with the Sustainability, Corporate Governance and Nominating Committee and the Audit Committee, as appropriate, the Company's Human Capital Management disclosures for the Company's Annual Report on Form 10-K. The Human Resources and Compensation Committee also sets, reviews and approves annual ESG factors for purposes of the Company's Annual Incentive Matrix. The Human Resources and Compensation Committee also reviews at least annually and discusses with management key human resource management initiatives related to leadership talent recruitment, retention, diversity and inclusion, pay equity and hourly wages.

### Cybersecurity

Our Cybersecurity strategy is overseen by the Audit Committee of our Board of Directors and directed by our Chief Information Officer. Our cybersecurity strategy, programs and policies are designed to protect the company's most important information and technology assets from an ever-evolving landscape of threats. Our Audit Committee:

- Maintains appropriate oversight of the Company's IT Cybersecurity Governance, Strategy, and Compliance
- Oversees Management's implementation of cybersecurity programs and risk policies and procedures and oversees management's actions to ensure their effectiveness in maintaining the integrity of the Company's electronic systems and facilities.
- Oversees the Company's efforts to comply with regulatory requirements relating to the matters, including but not limited to the implementation of any remediation or other measures in response to regulatory findings.

Senior management briefs the Audit Committee regarding cybersecurity at least three times per year, and reports to the Board on a regular basis. We have cybersecurity insurance and we regularly review our policy and levels of coverage based on current risks. All salaried employees complete an annual cybersecurity training program, where specific threats and scenarios are highlighted, based on our analysis of current risks to the organization.

The Technology and Innovation Committee supports, as requested, the Audit Committee in its review of the Company's information technology and cybersecurity policies and practices.

# Director Compensation and Share Ownership

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

# Board Committees

The Board of Directors has the following committees: Audit Committee, Human Resources and Compensation Committee, Sustainability, Corporate Governance and Nominating Committee, Finance Committee, Technology and Innovation Committee and Executive Committee. The Board of Directors consists of a substantial majority of independent, non-employee directors. Only non-employee directors serve on the Audit, Human Resources and Compensation, Sustainability, Corporate Governance and Nominating, Finance and Technology and Innovation Committees. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Chairpersons and members of these five committees are rotated periodically, as appropriate. The Chair and CEO serves on the Company's Executive Committee and is Chair of that Committee. The remainder of the Executive Committee is comprised of the Lead Independent Director and the non-employee director Chairpersons of the Audit, Human Resources and Compensation, Sustainability, Corporate Governance and Nominating and Finance Committees. Committee memberships and chairs are rotated periodically.

# Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board of Directors is nominating four female directors (Ms. Arnold, Ms. Berzin, Ms. Miller Boise and, Ms. Hudson), one Hispanic director (Mr. White), one Black director (Ms. Miller Boise) and two international directors who are Irish citizens (Mr. Bruton and Mr. Lee) out of a total of 11 directors. Two of our current directors (Mr. White and Mr. Bruton) have veteran status. In addition, the tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.

# Board Advisors

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

# Executive Sessions

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

# Board and Board Committee Performance Evaluation

The Sustainability, Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

# Director Orientation and Education

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

TRANE
TECHNOLOGIES

# Director Retirement

It is the policy of the Board of Directors that each non-employee director must retire at the annual general meeting immediately following their 75th birthday. An exception to the director retirement policy was made in 2022 for Mr. Bruton and Mr. White who were asked to remain members of the Board of Directors until the 2023 annual meeting in order to provide continuity after the Company's CEO succession. Directors who change the occupation they held when initially elected must offer to resign from the Board of Directors. At that time, the Sustainability, Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board of Directors. Employee directors, including the CEO, must retire from the Board of Directors at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

# Director Independence

The Board of Directors has determined that all of our current directors, except Mr. Regnery, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers. Since June 2020, Ms. Karen B. Peetz, a director of the Company during 2021 who resigned from the Board in April 2022, has served as chief administrative officer of Citigroup Inc. Citigroup or affiliates of Citigroup ("Citigroup") have acted as Joint Lead Arranger, Joint Bookrunner and Syndication Agent in connection with our 2021 refinancing of our $1 billion revolving credit facility and with respect to our $1 billion revolving credit facility entered into in April 2018. As agent and lender, Citigroup provides other services under these facilities. There were no amounts outstanding under these facilities as of December 31, 2021. Citigroup was paid an arrangement fee and an upfront fee in connection with the refinancing and portfolio management fees relating to upfront and undrawn fees on these facilities. In addition, Citigroup provides certain FX and derivatives services to the Company and certain treasury and trade solutions relating to cash/bank transactions and trade activity. Total amounts paid to Citi in 2021 for these activities were approximately $4.2 million. Our credit facilities were entered into in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. Our other transactions with Citigroup were made in the ordinary course of business on standard terms and conditions. Ms. Peetz does not personally participate in or benefit from any aspect of our relationship with Citigroup.

Exhibit I to our Corporate Governance Guidelines is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance."

# Communications with Directors

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Independent Director and Human Resources and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at board@tranetechnologies.com. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

# Management Succession Planning

Our Board of Directors believes that ensuring leadership continuity and strong management capabilities exist to effectively carry out the Company's strategy and are critical responsibilities of the Board. The Board collaborates with the Chair and CEO and the Senior Vice President and Chief Human Resources Officer on the succession planning process, including establishing selection criteria that reflect our business strategies, identifying and developing internal candidates. The Board also ensures there are successors available for key positions in the normal course of business and for emergency situations.

The full Board formally reviews, at least annually, the plans for development, retention and replacement of key executives, and most importantly the Chair and CEO. In addition, management succession for key leadership positions is discussed regularly by the directors in Board meetings and in executive sessions of the Board of Directors. Directors become familiar with potential successors for key leadership positions through various means including regular talent reviews, presentations to the Board, and informal meetings.

# Code of Conduct

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chair and CEO, our CFO and our Chief Accounting Officer. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at www.tranetechnologies.com under the heading "About Us—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

# Anti-Hedging Policy and Other Restrictions

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities, (ii) engaging in any form of short-term speculative trading in Company securities and (iii) holding Company securities in a margin account or pledging Company securities as collateral for a loan.

# Investor Outreach

We believe it is important to understand our shareholders and their concerns and questions about our Company. During 2021, we met with a significant number of our major shareholders and with prospective shareholders to answer questions about our Company and to learn about issues that are important to them.

# Sustainability

At Trane Technologies, sustainability is core to who we are. Through the leadership of our Chair and CEO and senior leaders, we have embedded sustainability into every aspect of how we operate and help our customers succeed. Our approach and initiatives are guided by an external Advisory Council on Sustainability and regularly reviewed by our Enterprise Leadership Team and Board of Directors. Day-to-day, our Center for Energy Efficiency and Sustainability (CEES) team surveys the market landscape, continually bringing new ideas and requirements forward. This team is also responsible for tracking and disclosing our progress.

For more information regarding our Company's commitment to leadership in environmental, social and governance matters and our achievements in these areas, please also see A Letter from Our Board of Directors at the beginning of this proxy statement, our 2021 Annual Report to Shareholders included in these proxy materials and our 2021 ESG Report available on our website located at www.tranetechnologies.com under the heading "Sustainability." For more information regarding our achievements in environmental, social and governance matters, please see "Other Recent Achievements" in the Executive Summary to our Compensation Discussion and Analysis.

# Committees of the Board and Attendance

## Audit Committee
**Meetings in 2021: 9**

**Members**
John P. Surma (Chair)
Ann C. Berzin
April Miller Boise
John Bruton
Myles P. Lee

**Key Functions**

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.

- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.

- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.

- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.

- Review the scope of the audit and the findings and approve the fees of the independent auditors.

- Approve in advance, subject to and in accordance with applicable laws and regulations, permitted audit and non-audit services to be performed by the independent auditors.

- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

- Discuss with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.

- Oversee the Company's cybersecurity programs and risks.

- Review and discuss with management and the Sustainability, Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee, as appropriate, human capital management disclosures to be included in the Company's annual report on Form 10-K.

The Board of Directors has determined that each member of the Audit Committee is "independent" for the purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines, and has determined that all members other than two meet the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC. In addition, each member of the Audit Committee qualifies as an independent director, meets the financial literacy and independence requirements of the Securities and Exchange Commission (the "SEC") and the NYSE applicable to audit committee members and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

A copy of the charter of the Audit Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

## Human Resources and Compensation Committee

**Meetings in 2021: 5**

**Members**
Tony L. White (Chair)
Kirk E. Arnold
Jared L. Cohon
Gary D. Forsee
Linda P. Hudson

**Key Functions**

- Establish our executive compensation strategies, policies and programs.
- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation. The Human Resources and Compensation Committee Chair presents all compensation decisions pertaining to the Chief Executive Officer to the full Board of Directors (other than Michael W. Lamach, and after July 1, 2021, David S. Regnery).
- Approve compensation of all other elected officers.
- Review and approve executive compensation and benefit programs.
- Review and assess the appropriateness of the material risks, if any, arising from or related to the Company's compensation programs or arrangements.
- Administer the Company's equity compensation plans.
- At least annually, review and discuss with the Sustainability, Corporate Governance and Nominating Committee and the Audit Committee, as appropriate, the Company's Human Capital Management Disclosures for the Company's Annual Report on Form 10-K.
- Set, review and approve annual ESG factors for purposes of the Company's Annual Incentive Matrix.
- Review, at least annually, and discuss with management key human resource management initiatives related to leadership talent recruitment/retention, diversity and inclusion, pay equity and hourly wages.
- Review and recommend significant changes in principal employee benefit programs.
- Approve and oversee Human Resources and Compensation Committee consultants.

For a discussion concerning the processes and procedures for determining NEO (Named Executive Officers) and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively. The Board of Directors has determined that each member of the Human Resources and Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Human Resources and Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934.

A copy of the charter of the Human Resources and Compensation Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

## Sustainability, Corporate Governance and Nominating Committee

**Meetings in 2021: 5**

**Members**
Gary D. Forsee (Chair)
Kirk E. Arnold
Jared L. Cohon
Linda P. Hudson
Tony L. White

**Key Functions**
- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Oversee the Company's sustainability efforts including the development and implementation of policies relating to ESG issues.
- Monitor the Company's performance against its sustainability and ESG objectives including the impacts of climate change.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence of directors and possible conflicts of interest of directors as well as executive officers.
- Take a leadership role in shaping the sustainability efforts and corporate governance of the Company.
- Evaluate social and environmental trends and issues in connection with the Company's business activities and make recommendations to the Board regarding those trends and issues.

The Board of Directors has determined that each member of the Sustainability, Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Sustainability, Corporate Governance and Nominating Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

## Finance Committee

**Meetings in 2021: 5**

**Members**
Ann C. Berzin (Chair)
April Miller Boise
John Bruton
Myles P. Lee
John P. Surma

**Key Functions**
- Consider and recommend for approval by the Board of Directors (a) issuances of equity and/or debt securities; or (b) authorizations for other financing transactions, including bank credit facilities.
- Consider and recommend for approval by the Board of Directors the repurchase of the Company's shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.
- Consider and recommend for approval by the Board of Directors the Company's external dividend policy.
- Consider and approve the Company's financial risk management activities, including the areas of foreign exchange, commodities, and interest rate exposures, insurance programs and customer financing risks.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

## Executive Committee

**Meetings in 2021: None**

**Members**
David S. Regnery (Chair)
Ann C. Berzin (Chair of the Finance Committee)
Gary D. Forsee (Lead Independent Director and Chair of the Sustainability, Corporate Governance and Nominating Committee)
John P. Surma (Chair of the Audit Committee)
Tony L. White (Chair of the Human Resources and Compensation Committee)

**Key Functions**
- Aid the Board in handling matters which, in the opinion of the Chair or Lead Independent Director, should not be postponed until the next scheduled meeting of the Board (except as limited by the charter of the Executive Committee).

The Board of Directors has determined that each member of the Executive Committee (other than Dave Regnery) is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Executive Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

## Technology and Innovation Committee

**Meetings in 2021: 2**

**Members**
Jared L. Cohon (Chair)
Kirk E. Arnold
John Bruton
Gary D. Forsee
Linda P. Hudson
Tony L. White

**Key Functions**
- Review the Company's technology and innovation strategy and approach, including its impact on the Company's performance, growth and competitive position.
- Review with management technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.
- Assist the Board in its oversight of the Company's investments in technology and innovation, including through acquisitions and other business development activities.
- Review technology trends that could significantly affect the Company and the industries in which it operates.
- Assist the Board in its oversight of the Company's technology and innovation initiatives, and support, as requested, the Sustainability, Corporate Governance and Nominating Committee in its review of the Company's environment, health and safety policies and practices, and the Audit Committee in its review of the Company's information technology and cybersecurity policies and practices.
- Oversee the direction and effectiveness of the Company's research and development operations.
- Assist the Board in its oversight of the Company's responses to certain environmental matters including climate change, greenhouse gas emissions, energy-efficient and low-emissions products and product life cycle and materials, and support as needed, the Sustainability, Corporate Governance and Nominating Committee in its review of environmental and sustainability practices.

A copy of the charter of the Technology and Innovation Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

There were five meetings of the Board of Directors in 2021. All directors attended at least 75% or more of the total number of meetings of the Board of Directors and the committees on which he or she served during the year. The Company's non-employee directors held five independent director meetings without management present during the fiscal year 2021. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of the members of our Board standing for re-election at the 2021 Annual General Meeting on June 3, 2021 attended that meeting by telephone due to COVID travel restrictions.

# Human Resources and Compensation Committee Interlocks and Insider Participation

Our Human Resources and Compensation Committee is comprised solely of independent directors. During fiscal 2021, no member of our Human Resources and Compensation Committee was an employee, officer or former officer of the Company or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Human Resources and Compensation Committee or our Board during fiscal 2021.

# Compensation of Directors

## Director Compensation

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. Employee directors do not receive any additional compensation for serving as a director. Our 2021 director compensation program for non-employee directors consisted of the following components:



* The number of restricted stock units granted is determined by dividing the grant date value of the award, $162,500, by the closing price of the Company's common stock on the date of grant. A director who retires, resigns or otherwise separates from the Company for any reason receives a pro-rata cash retainer payment for the quarter in which such event occurs based on the number of days elapsed since the end of the immediately preceding quarter and immediately vests in any unvested restricted stock units.

**ANNUAL CASH RETAINER FOR COMMITTEE CHAIRS AND MEMBERS, LEAD INDEPENDENT DIRECTOR AND OTHER ELEMENTS**



The Sustainability, Corporate Governance and Nominating Committee periodically reviews the compensation level of our non-employee directors in consultation with the Human Resources and Compensation Committee's independent compensation consultant, Korn Ferry, and makes recommendations to the Board of Directors. The current compensation program was established in 2018.

Under our 2018 Incentive Stock Plan, the aggregate amount of stock-based and cash-based awards which may be granted to any non-employee director in respect of any calendar year, solely with respect to their service as a member of the Board of Directors, is limited to $1,000,000.

TRANE TECHNOLOGIES

# Share Ownership Requirement

To align the interests of directors with shareholders, the Board of Directors has adopted a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until they attain such level of ownership, and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

# 2021 Director Compensation

The compensation paid or credited to our non-employee directors for the year ended December 31, 2021, is summarized in the table below.

| Name | Fees Earned or Paid in Cash ($)[a] | Equity / Stock Awards ($)[d] | All Other Compensation ($)[e] | Total ($) |
|---|---|---|---|---|
| K. E. Arnold | 142,500 | 162,640 | — | 305,140 |
| A. C. Berzin | 165,000 | 162,640 | — | 327,640 |
| A. Miller Boise | 150,000 | 162,640 | — | 312,640 |
| J. Bruton | 150,000 | 162,640 | — | 312,640 |
| J. L. Cohon | 150,000 | 162,640 | — | 312,640 |
| G. D. Forsee | 186,346 | 162,640 | 6,600 | 355,586 |
| L. P. Hudson | 142,500 | 162,640 | 9,165 | 314,305 |
| M. P. Lee | 150,000 | 162,640 | — | 312,640 |
| K. B. Peetz[b] | 142,500 | 162,640 | — | 305,140 |
| J. P. Surma | 172,500 | 162,640 | — | 335,140 |
| R. J. Swift[c] | 85,165 | — | — | 85,165 |
| T. L. White | 162,500 | 162,640 | 1,500 | 326,640 |

[a] The amounts in this column represent the following: annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Independent Director retainer, and the Board, Committee and other meeting or session fees.

| Name | Cash Retainer ($) | Committee Chair Retainer ($) | Audit Committee Member Retainer ($) | Lead Independent Director Retainer Fees ($) | Board, Committee and Other Meeting or Session Fees ($) | Total Fees Earned or Paid In Cash ($) |
|---|---|---|---|---|---|---|
| K. E. Arnold | 142,500 | — | — | — | — | 142,500 |
| A. C. Berzin | 142,500 | 15,000 | 7,500 | — | — | 165,000 |
| A. Miller Boise | 142,500 | — | 7,500 | — | — | 150,000 |
| J. Bruton | 142,500 | — | 7,500 | — | — | 150,000 |
| J. L. Cohon | 142,500 | 7,500 | — | — | — | 150,000 |
| G. D. Forsee | 142,500 | 15,000 | — | 28,846 | — | 186,346 |
| L. P. Hudson | 142,500 | — | — | — | — | 142,500 |
| M. P. Lee | 142,500 | — | 7,500 | — | — | 150,000 |
| K. B. Peetz | 142,500 | — | — | — | — | 142,500 |
| J. P. Surma | 142,500 | 30,000 | — | — | — | 172,500 |
| T. L. White | 142,500 | 20,000 | — | — | — | 162,500 |

[b] Ms. Peetz resigned from the Board in April 2022.

[c] Mr. Swift retired from the Board effective June 3, 2021.

[d] Represents RSUs awarded in 2021 as part of each director's annual retainer. The amounts in this column reflect the aggregate grant date fair value of RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the directors. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2021 Form 10-K.

[e] Includes product rebates that are available to all U.S. employees.

For each non-employee director, the following table reflects all unvested RSU awards at December 31, 2021:

| Name | Number of Unvested RSUs |
|---|---|
| K. E. Arnold | 887 |
| A. C. Berzin | 887 |
| A. Miller Boise | 887 |
| J. Bruton | 887 |
| J. L. Cohon | 887 |
| G. D. Forsee | 887 |
| L. P. Hudson | 887 |
| M. P. Lee | 887 |
| K. B. Peetz | 887 |
| J. P. Surma | 887 |
| T. L. White | 887 |

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TECHNOLOGIES

# Compensation Discussion and Analysis

The Compensation Discussion and Analysis ("CD&A") set forth below provides an overview of our executive compensation philosophy and underlying programs, including the objectives of such programs, as well as a discussion of how awards are determined for our Named Executive Officers ("NEOs"). These NEOs include our Chair and Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our three most highly compensated executive officers for the 2021 fiscal year other than the Chair and CEO and CFO. In addition, our former Chair and CEO is also an NEO for 2021. The 2021 NEOs are as follows:

| Named Executive Officers | Title |
| --- | --- |
| Mr. David S. Regnery[(a)] | Chair and Chief Executive Officer |
| Mr. Christopher J. Kuehn | Executive Vice President and Chief Financial Officer |
| Ms. Marcia J. Avedon, Ph.D.[(b)] | Executive Vice President and Chief Human Resources, Marketing and Communications Officer |
| Mr. Paul A. Camuti | Executive Vice President and Chief Technology and Sustainability Officer |
| Mr. Evan M. Turtz | Senior Vice President, General Counsel and Secretary |
| Mr. Michael W. Lamach[(c)] | Former Chair and Chief Executive Officer |

[(a)] Mr. Regnery became Chief Executive Officer on July 1, 2021 and became Chair and Chief Executive Officer on January 1, 2022.

[(b)] Ms. Avedon was Executive Vice President, Chief Human Resources, Marketing and Communications Officer during the fiscal year ending December 31, 2021. Ms. Avedon became Executive Vice President effective January 6, 2022 with the announcement of her retirement in April 2022.

[(c)] Mr. Lamach became our Executive Chair on July 1, 2021 and retired on December 31, 2021.

# I. Executive Summary

Throughout 2021 Trane Technologies continued to pursue our purpose to boldly challenge what's possible for a sustainable world. We worked closely with our customers and partners to fulfill our commitments, and saw record demand for our products and services amid a challenging global environment, including continuing impacts of a global pandemic, global supply chain disruptions, and labor shortages. Our business operating system and uplifting culture enabled us to manage these challenges and deliver strong performance for our people, customers, shareholders and the planet.

On July 1, 2021, Dave Regnery, former President and Chief Operating Officer, became Chief Executive Officer of Trane Technologies, and former Chair and CEO, Mike Lamach, was named Executive Chair. In December 2021, we announced Mr. Lamach's plans to retire from the Company, and Dave Regnery was appointed Chair, effective January 1, 2022. Our comprehensive succession planning and timely and effective Chair and CEO transition enabled us to continue delivering on our sustainability-focused strategy and strong financial and Environmental, Social and Governance (ESG) performance.

In 2021, Trane Technologies demonstrated further action on our 2030 Sustainability Commitments by linking annual leader short-term incentive compensation to achievement of specific emissions and greenhouse gas reduction and diversity targets. With the inclusion of the ESG modifier in our annual short-term incentive program for executives and senior leaders, about 2,300 leaders throughout the company now have a portion of their compensation directly linked to our sustainability goals. In addition, all employees of Trane Technologies have at least one sustainability goal within their annual performance plans, which affects their annual compensation. In alignment with our purpose and sustainability strategy, we refreshed our employee value proposition and employer brand to strengthen attraction and retention of top talent. This work highlights our efforts to connect people to purpose, with a focus on uplifting others, making an impact, and thriving at work and home. We also remain intentional about flexibility as the nature of work evolves, and have a strategy and implementation plan for adapting to the Future of Work in our Company. We are proud that we have maintained employee engagement near the top quartile of all companies and remain an employer of choice.

Below are additional financial, environmental, and social sustainability highlights taken into consideration in making compensation decisions.

# 2021 Performance Highlights

The following graphic documents the enterprise financial results realized in 2021 relative to our executive incentive compensation performance targets established for the period and shows other significant non-financial performance highlights achieved in 2021.

## The Value We Create

### FINANCIAL PERFORMANCE HIGHLIGHTS

**Annual Revenue**

# $14.13 BILLION

⬆ Increase of 13% from 2020

**Adjusted EBITDA[a]**

# $2.36 BILLION

⬆ Increase of 23% from 2020

**Free Cash Flow**

# $1.43 BILLION

⬇ Decrease of 16.5% from 2020

The three core financial metrics laid out above are further modified (up to +/-20%) by our achievement relative to our equally-weighted environmental & social objectives—ESG Modifier

**3-Year Adjusted Cash Flow Return on Invested Capital (CROIC) (2019–2021)[a]**

# 29.5%

Ranks at the 77th percentile of the companies in the S&P 500 Industrials Index

**3-Year Total Shareholder Return (TSR) (2019-2021)[a]**

# 145.71%

Ranks at the 85th percentile of the companies in the S&P 500 Industrials Index

[a] We report our financial results in our annual report on Form 10-K and our quarterly reports on Form 10-Q in accordance with United States generally accepted accounting principles ("GAAP"). Our financial results described above for Adjusted EBITDA have been adjusted to exclude the impact of certain non-routine and other items as described in our earnings releases and are non-GAAP financial measures. These metrics and the related performance targets and results are relevant only to our executive compensation program and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ("AIM") - Determination of Payout" with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2019 - 2021 Performance Share Units Payout" with respect to Performance Share Program ("PSP") awards.

Based on our 2021 results for Revenue, Adjusted EBITDA, and Cash Flow and performance against our ESG goals, achievement under the Annual Incentive Matrix ("AIM") financial score was 158.38% of target for the Enterprise and a range of 63.80% to 168.70% of target for the Segments.

A CROIC of 29.5% and a TSR of 145.71% resulted in a 200% Performance Share Unit ("PSU") payout under our Performance Share Program for the 2019 – 2021 performance period.

TRANE TECHNOLOGIES

COMPENSATION DISCUSSION AND ANALYSIS



### Environmental

- Received validation from the Science Based Targets Initiative (SBTi) for 2030 commitments; one of only 47 companies to receive validation for two sets of climate commitments
- Listed on the Dow Jones Sustainability North America Index for 10 consecutive years, also named to the World Index
- Received Reuters Responsible Business Awards' Business Transformation Award for a business model aligned with a clean, resilient, and just future
- Named one of the inaugural recipients of the Terra Carta Seal for sustainability leadership by HRH The Prince of Wales



### Social

- Continued broad approach to Human Capital Management across engagement, development, diversity and inclusion
- Maintained strong employee engagement, with overall employee engagement score just below the top quartile of all companies globally
- Received wide recognition as an employer of choice:
  - Forbes World's Best Large Employers 2021
  - Forbes America's Best Employers for Diversity 2021 for 3rd Consecutive year
  - Forbes America's Best Employers for Women 2021
  - Fortune World's Most Admired Companies 2021, tenth consecutive year
  - Fortune Best Workplaces in Manufacturing and Production 2021
- Renewed our memberships to CEO Action for Diversity and Inclusion and Paradigm for Parity, business coalitions dedicated to advancing diversity and inclusion and gender parity
- Continued partnership with the OneTen Coalition and advanced efforts to hire, retain and advance one million Black Americans over the next ten years
- Developed and launched first-of-its-kind innovation program, Operation Possible, to source ideas from employees around the world in solving widespread social and environmental challenges
- Launched Sustainable Futures, our new corporate citizenship strategy, including commitments to invest $100 million and 500,000 hours in our communities by 2030



### Governance

- Refreshed Board committee structure to maintain and ensure industry leading oversight of our workforce and sustainability efforts
- Executed a seamless Chair and CEO transition while continuing to deliver durable, sustainable, top-tier financial performance
- Reinforced leadership accountability for 2030 Commitments with ESG modifier for annual incentive program for executives and senior leaders, with targets on greenhouse gas reduction and diverse representation
- Continued to develop next generation of talent and conduct ongoing leadership succession planning with management and the Board











For more information regarding our Company's commitment to leadership in environmental, social and governance matters and our achievements in these areas, please also see our 2021 Annual Report to Shareholders included in these proxy materials and our 2021 ESG Report available on our website located at www.tranetechnologies.com under the heading "Sustainability."

COMPENSATION DISCUSSION AND ANALYSIS

# 2021 Say on Pay Vote

The Committee considers the results of the annual advisory vote on executive compensation in making determinations about the structure of Trane Technologies' pay program or whether any changes to the program should be considered. In 2021, 89% of shareholders voted in favor of "Say on Pay". In addition to shareholder feedback, the Committee reviews information provided by its independent compensation consultant regarding general compensation practices by our Compensation Peer Group, as well as third-party survey data to assess relevant market conditions. As a result of this analysis, the Committee determined it was appropriate to maintain the core components of our executive compensation program and no program modifications were made.



# Executive Compensation Program Overview

The Committee seeks to provide reasonable and competitive executive compensation programs which are structured to attract and retain best-in-class leaders, incentivize and reward the achievement of short and long-term Company goals, and align the interests of executives with shareholders to provide sustainable value. The table below reflects the primary components of our executive compensation program and the proportion of each component relative to TDC:

| | Component[a] | Chair and CEO | Other NEOs | Description of Component |
|---|---|---|---|---|
| **FIXED** | **Base Salary** | 14% | 24% | Fixed cash compensation. |
| **PAY AT RISK** | **Annual Incentive Matrix ("AIM")** | 16% | 21% | Variable cash incentive compensation. Any award earned is based on performance measured against pre-defined annual Revenue, Adjusted EBITDA, and Cash Flow objectives as set by the Committee. These Core Financial Metrics are then adjusted by the attainment of ESG goals via an ESG Modifier and then multiplied by an individual's performance measured against pre-defined objectives. |
| | **Long-Term Incentives ("LTI")** | 70% | 55% | Variable long-term incentive compensation. Performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and Performance Stock Units ("PSUs"). PSUs, which are granted under our Performance Share Program ("PSP"), are only payable if the Company's CROIC and TSR relative to companies in the S&P 500 Industrials Index exceed threshold performance. |

(a)    See Section V, "Compensation Program Descriptions and Compensation Decisions", for additional discussion of these components of compensation.

As illustrated, the Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of each NEOs' target TDC is contingent on the successful achievement of the Company's short-term and long-term performance goals.

# Good Compensation Governance Practices

| What We Do | What We Don't Do |
|---|---|
| ✔ Diversified metrics for our AIM and PSP to align with business strategies, shareholder interests, and focus on ESG matters | ✘ No tax gross-ups for any change-in-control agreement entered into after May 2009 (only one officer has a tax gross-up provision in agreements enacted prior to May 2009) |
| ✔ Capped incentive awards tied to the achievement of rigorous, pre-determined and measurable performance objectives | ✘ No dividends on unvested restricted stock and no dividend equivalents on unvested restricted stock units or performance units until the underlying awards vest |
| ✔ Significant emphasis on variable compensation in designing our compensation mixes | |
| ✔ Regular competitive benchmarking and compensation reviews | |
| ✔ Commitment to fair and competitive pay for our employees and the avoidance of discrimination | ✘ No liberal share recycling practices for options |
| ✔ Annual advisory vote on executive compensation | ✘ No "Single-trigger" vesting for any cash payments upon a change in control |
| ✔ Independent compensation consultant to advise the Committee | ✘ No "Single-trigger" vesting for any time-based equity awards upon a change in control |
| ✔ Clawback / recoupment policy | |
| ✔ Robust stock ownership requirements for our executives | ✘ No hedging or pledging of Company stock by directors and executive officers |
| ✔ Reasonable limits on full-value awards | |
| ✔ Annual review of risk in executive compensation plans | ✘ No re-pricing of equity awards |
| ✔ Limit of $1 million dollars on non-employee directors' annual compensation | |

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TECHNOLOGIES

COMPENSATION
DISCUSSION AND ANALYSIS

# II. Compensation Philosophy and Design Principles

Our executive compensation programs are designed to align the compensation of our executives with the Company's performance and strategy, and to create sustainable shareholder value. As we operate in an ever-changing environment, our committee makes compensation decisions considering economic, technological, regulatory, investor and competitive factors, as well as our executive compensation principles. The Committee regularly reviews and assesses the philosophy, objectives, and components of our executive compensation programs in relation to our short and long-term business objectives and has concluded that our compensation programs are designed with the appropriate balance of risk and reward and do not encourage excessive or unnecessary risk-taking behavior.

The design principles that govern our executive compensation programs are:

| DESIGN PRINCIPLES AND RATIONALE | HOW THIS IS APPLIED TO TRANE TECHNOLOGIES PRACTICE |
|---|---|
| **Business Strategy Alignment**<br>Our executive compensation programs allow flexibility to align with Company or business strategies. The programs allow for individuals within the Company's strategic business units to focus on specific financial measures to meet the short and long-term performance goals of the business for which they are accountable. | It is not only possible but also desirable for certain leaders to earn substantial awards in years when their business outperforms against our Annual Operating Plan ("AOP"). Conversely, if a business fails to meet its performance goals, that business' leader may earn a lesser award than their peers in that year. To provide a balanced incentive, all executives have a significant portion of their compensation tied to Company performance. |
| **Pay for Performance**<br>A strong alignment between pay and performance is paramount to our success. Accordingly, each executive's target Total Direct Compensation (TDC) is tied to Company, business, and individual performance against set goals. | Company and business performance are measured against pre-established financial, operational, and strategic objectives as set by the Committee.<br><br>Individual performance is measured against pre-established individual goals as well as demonstrated competencies and behaviors consistent with our leadership principles.<br><br>In addition, a portion of the long-term incentive is earned based upon Company CROIC and TSR relative to peer companies. |
| **Shareholder Alignment**<br>Our executive compensation programs align the interests of our executives with those of shareholders by incorporating key financial targets such as Revenue growth, Adjusted EBITDA, Cash Flow, CROIC, and TSR as well as proactively addressing ESG issues. | Financial targets correlate with both share price appreciation over time and the generation of cash flow for the Company, with an ESG modifier that ties incentive compensation to the Company's 2030 sustainability goals. In addition, our long-term incentives are tied to total shareholder returns, increase in value as share price increases, and the effective use of assets to generate cash flow. Other program requirements, including share ownership guidelines for executives and vesting schedules on equity awards further align executives' and shareholders' interests. |
| **Mix of Short and Long-Term Incentives**<br>A proper mix of short and long-term incentives is important to encourage consistent behavior and performance that supports the achievement of the Company's annual financial objectives while promoting the long-term sustainability of our business and maximizing shareholder value. | The mix of pay is determined with a focus on the Company's pay for performance compensation philosophy and strategic objectives as well as what is deemed competitive within the market. |
| **Internal Parity**<br>Each executive's target TDC opportunity is proportionate with the responsibility, scope, and complexity of their role within the Company. | Comparable jobs are assigned comparable target compensation opportunities. An annual review of pay equity by gender is completed for the global Company in addition to a review of race/ethnicity in the U.S. |
| **Market Competitiveness**<br>Compensation opportunities must serve to attract and retain high performing executives in a competitive talent market. | Target TDC levels are set using applicable market benchmarks with consideration of retention and recruiting demands in the industries and markets where we compete for business and executive talent.<br><br>Each executive's target TDC may be above or below the market benchmark based on their level of experience, proficiency, performance, and potential growth relative to the duties required of their position. |

# III. Factors Considered in the Determination of Target Total Direct Compensation

The Committee reviews and evaluates our executive compensation levels and practices against those companies of comparable revenue, industry and/or business fit with which we compete for executive talent. During 2021, these reviews were conducted throughout the year using a variety of methods such as:

- The direct analysis of the proxy statements of other global manufacturers and service providers (refer to peer group below);
- A review of compensation survey data of other global industrial companies of similar size and revenue published by independent consulting firms;
- A review of customized compensation survey data provided by independent consulting firms; and
- Feedback received from external constituencies.

The Committee does not rely on a single source of information when making executive compensation decisions. Many of the companies included in these compensation surveys are also included in the S&P 500 Industrials Index referred to in our 2021 Form 10-K under the caption "Performance Graph."

The Committee, with the assistance of its independent advisor, develops a peer group that it uses to evaluate executive compensation programs and levels. This peer group is comprised of the following sixteen global companies and remains unchanged from 2020.

| | | | |
|---|---|---|---|
| Ametek, Inc. | Dover Corporation | Honeywell International Inc. | Otis Worldwide Corporation |
| Carrier Global Corporation | Eaton Corporation plc | Illinois Tool Works Inc. | Parker-Hannifin Corporation |
| Cummins Inc. | Emerson Electric Co. | Johnson Controls International plc | Rockwell Automation, Inc. |
| Danaher Corporation | Fortive Corporation | Lennox International Inc. | TE Connectivity Ltd. |

In assessing the relationship of CEO compensation to compensation of other executive officers (including our NEOs), the Committee considers overall organization structure and scope of responsibility and also reviews the NEOs' compensation levels relative to the CEO and to one another. This ensures that the target TDC levels are set in consideration of internal pay equity as well as market references and each executive's experience, proficiency, performance, and potential growth relative to the duties required of their position.

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TECHNOLOGIES

# IV. Role of the Committee, Independent Advisor and Committee Actions

The Committee, which is composed solely of independent directors, oversees our compensation plans and policies, our equity-based programs and reviews and approves all forms of compensation relating to our executive officers, including the NEOs.

The Committee solely and independently decides the compensation components and the amounts to be awarded to our Chair and CEO. Our Chair and CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our Chair and CEO makes compensation recommendations related to our other NEOs and executive officers. The Committee considers these recommendations when approving the compensation components and amounts to be awarded to our other NEOs.

The Committee is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, the Committee is responsible for reviewing our principal broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. In 2021, the Committee elected to revise its charter and annual agenda to incorporate a broader range of human capital issues, including corporate culture, diversity and inclusion, and pay-equity—many of the topics which would fall under the social aspect of Environmental Social and Governance ("ESG") issues. In addition, to reflect the broader overview of these responsibilities, the Committee elected to change the name of the Compensation Committee to the "Human Resources and Compensation Committee." The Committee's expanded duties are described in the Committee's Charter, which is available on our website at www.tranetechnologies.com.

The Committee has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. The Committee is directly responsible for the compensation of and oversight of the independent advisor. For 2021, the Committee continued their engagement with Korn Ferry to serve as its independent compensation advisor. The services that Korn Ferry provides to the Committee include:

- Review and analysis of executive compensation benchmarking data for the Chair and CEO and other top executives as needed;
- Review and analysis of the public company peer group used to benchmark the Company's executive pay levels;
- Preparation of ad hoc analyses for the Committee to support decision-making around the executive compensation program; and
- Review and analysis of and advisement on management proposals regarding key components of the executive compensation program.

During 2021 Korn Ferry also supported the Committee throughout the leadership transition by assisting with establishing an appropriate compensation package for Mr. Regnery, which aligns his pay to Company performance and his long-term economic interests with those of shareholders. The Committee, in consultation with Korn Ferry, also approved Mr. Lamach's role as Executive Chair, to ensure a smooth and effective Chair and CEO transition. In addition, Korn Ferry provided the Sustainability, Corporate Governance and Nominating Committee with advice on director compensation matters including benchmarking data and market trends. The Committee determined that Korn Ferry is independent and does not have a conflict of interest. In making this determination, the Committee considered the factors adopted by the NYSE with respect to independence and conflicts of interest.

# V. Compensation Program Descriptions and Compensation Decisions

The following table provides a summary of the components, objectives, risk mitigation factors and other key features of our Executive Compensation program.

| Compensation Component | Component Objective Including Risk Mitigation Factors | Key Features |
|---|---|---|
| **Base Salary** | Provides a sufficient and stable source of cash compensation that rewards the skill and expertise that our executive officers contribute to the Company on a day-to-day basis. | Avoids the encouragement of excessive risk-taking by ensuring that an appropriate level of cash compensation is not at risk. |
| **Annual Incentive Matrix ("AIM") Program** | Serves as an annual cash award tied to the achievement of pre-established financial, operational, and strategic performance objectives.<br><br>Structured to take into consideration the unique needs of the various businesses.<br><br>Amount of cash award earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a clawback in the event of a financial restatement in accordance with our clawback policy. | Each NEO has an AIM target expressed as a percentage of base salary. Actual AIM payouts are dependent on business, segment and enterprise financial performance, performance relative to established ESG objectives, and individual performance. |
| **Long Term Incentives (Equity)** | Incentivizes executives to achieve sustainable performance results and maximize growth, efficiency and long term shareholder value creation. | Mix of stock options, RSUs and performance units places a substantial portion of compensation at risk and effectively links equity compensation to shareholder value creation and financial results. |
| • LTI: Performance Share Program ("PSP") | Structured to align management's interests with those of shareholders.<br><br>Amount earned cannot exceed a maximum payout of 200% of the individual target shares granted and is also subject to a clawback in the event of a financial restatement in accordance with our clawback policy. | PSUs granted under the PSP are earned or forfeited following the conclusion of a three-year performance period based on relative TSR and relative CROIC compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric).<br><br>Actual value of the PSUs earned depends on our share price at the time of payment. |
| • LTI: Stock Options / Restricted Stock Units ("RSUs") | Rewards management for successful share price appreciation, aligns their interests with those of shareholders, and bolsters retention. Awards are subject to a claw back in the event of a financial restatement in accordance with our clawback policy. | Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant.<br><br>Both stock options and RSUs typically vest ratably over three years, at a rate of one-third per year.<br><br>Stock options expire on the day immediately preceding the 10th anniversary of the grant date (unless employment terminates sooner). |

# Base Salary

The table below reflects the 2021 base salary adjustments for our NEOs. When determining base salary adjustments, each NEO is evaluated based on their positioning relative to the market for their role and on the results achieved and through the demonstration of our leadership principles.

| (Dollar Amounts Annualized) | 12/31/2020 ($) | 12/31/2021 ($) |
|---|---|---|
| Mr. David S. Regnery[a] | 850,000 | 1,200,000 |
| Mr. Christopher J. Kuehn | 680,000 | 725,000 |
| Ms. Marcia J. Avedon, Ph.D. | 710,000 | 750,000 |
| Mr. Paul A. Camuti | 590,000 | 615,000 |
| Mr. Evan M. Turtz | 530,000 | 575,000 |
| Mr. Michael W. Lamach[b] | 1,410,000 | 1,410,000 |

[a] Mr. Regnery received an increase effective July 1, 2021 coincident with his promotion to Chief Executive Officer (CEO). Additional increases are planned to bring Mr. Regnery to the appropriate market position over the next two-to-three years, assuming it's supported by individual and company performance.

[b] Mr. Lamach became our Executive Chair on July 1, 2021 and therefore did not receive a 2021 base salary increase. Mr. Lamach retired on December 31, 2021.

# Annual Incentive Matrix ("AIM")

The AIM program is an annual cash incentive program designed to reward NEOs for Revenue growth, increases in Adjusted EBITDA, the delivery of strong Cash Flow, performance against ESG objectives, and individual contributions to the Company. We believe that our AIM program design provides participants with clarity as to how they can earn a cash incentive based on strong performance relative to each metric. The Committee establishes a target award for each NEO that is expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score, which may be adjusted up or down by an ESG modifier, and an individual performance score, all of which are based on achievement relative to pre-established performance objectives set by the Committee. Individual AIM awards are calculated by multiplying individual AIM targets by an AIM Payout Percentage calculated as illustrated below:



The AIM incentive opportunity is tied to pre-established financial goals for three equally weighted performance metrics ("Core Financial Metrics"): Revenue, Adjusted EBITDA and Cash Flow. These metrics align with our objectives to profitably grow the businesses and improve margins through operational efficiency. Threshold performance for each metric must be achieved for any incentive to be payable for that metric. The financial score is the weighted sum of the calculated payout percentage for each metric.

In 2021, to align the annual short-term incentive compensation of our leaders more closely to the value that we, as a company, place on environmental sustainability and employee diversity and inclusion, we introduced an ESG modifier to Trane Technologies' annual incentive program. This strategic modifier may adjust AIM payout amounts upward or downward by up to 20% based on performance against four equally weighted environmental sustainability and diversity and inclusion objectives: internal greenhouse gas reduction, external carbon emissions reduction, increase in gender representation and increase in racial/ethnic diversity representation in the U.S., in conjunction with the Committee's holistic review of the Company's key accomplishments and actions taken during the year to advance our ESG performance and progress towards our 2030 sustainability commitments. The Committee will not apply the ESG Modifier to increase an annual cash incentive payout above the overall cap of 200% of the total target payout opportunity under the program.

Individual performance scores are based on each NEO's performance measured against his or her individual performance objectives.

Individual AIM awards are determined by multiplying the NEO's target award by the financial performance score and ESG modifier and then multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable.

For 2021 AIM purposes, while in the Chief Operating Officer role for the period from January 1, 2021 to June 30, 2021, Mr. Regnery was measured on a combination of Enterprise and regional segment metrics (50% Enterprise, 20% Americas segment, 15% EMEA segment and 15% Asia segment). Upon his promotion to CEO effective July 1, 2021, Mr. Regnery was measured on Enterprise financial metrics. Mr. Lamach, Mr. Kuehn, Ms. Avedon, Mr. Camuti and Mr. Turtz were measured on Enterprise financial metrics for the entirety of 2021.

2021 AIM Revenue, Adjusted EBITDA and Cash Flow performance goals were set based on 2021 financial plans and are summarized with performance relative to those goals in the following table:

| | Metric | Threshold Performance ($) | Target Performance ($) | Maximum Performance ($) | 2021 Adjusted Performance[a] ($) |
|---|---|---|---|---|---|
| **Enterprise** | Revenue[b] | 12,665.20 | 13,331.80 | 13,998.40 | 13,902.10 |
| | Adjusted EBITDA[b] | 1,956.10 | 2,173.40 | 2,390.70 | 2,243.80 |
| | Cash Flow[b] | 1,022.70 | 1,278.40 | 1,534.10 | 1,366.90 |
| **Americas Segment** | Revenue[b] | 9,625.00 | 10,131.60 | 10,638.20 | 10,770.00 |
| | Adjusted EBITDA[b] | 1,639.40 | 1,821.60 | 2,003.80 | 1,932.30 |
| | Cash Flow[b] | 1,326.40 | 1,658.00 | 1,989.60 | 1,728.50 |
| **EMEA Segment** | Revenue[b] | 1,897.80 | 1,997.70 | 2,097.60 | 1,973.90 |
| | Adjusted EBITDA[b] | 328.00 | 364.40 | 400.80 | 338.10 |
| | Cash Flow[b] | 265.40 | 331.80 | 398.20 | 284.00 |
| **Asia Segment** | Revenue[b] | 1,142.50 | 1,202.60 | 1,262.70 | 1,218.10 |
| | Adjusted EBITDA[b] | 182.30 | 202.50 | 222.80 | 223.50 |
| | Cash Flow[b] | 156.10 | 195.10 | 234.10 | 212.60 |

[a]   2021 Performance reflects adjustments as summarized below.

[b]   Financial metrics generate payout of 30% at Threshold performance, 100% at Target performance and 200% at Maximum performance. Results are interpolated between performance levels.

The Committee retains the authority to adjust the Company's reported financial results for the impact of changes in accounting principles, extraordinary items, and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established, based on its own review and on recommendations by the Chair and CEO. Adjustments to reported financial results are intended to better reflect actual performance results, align award payments with decisions which support the plan and strategies, avoid unintended inflation or deflation of awards due to unusual or non-recurring items in the applicable period, and emphasize the Company's preference for long-term and sustainable growth.

Before approving the annual cash incentive payouts, the Committee reviewed with management the accomplishments and key highlights for 2021 and considered the likelihood of a range of business scenarios and results that could impact the Company's financial performance target attainment. Following that review, the Committee approved adjustments to 2021 performance results for AIM purposes at the Enterprise and Segment levels, where appropriate, to (a) adjust for unplanned capital expenditures incurred to rebuild a portion of the Tyler, Texas, facility damaged by a severe winter storm in February 2021, (b) offset contributions from the Farrar Scientific acquisition during the fourth quarter of 2021, which was not contemplated when performance measures were set, (c) offset the gain on sale of land and building in the USA which was not contemplated when performance measures were set, (d) adjust for an accounting reclassification on the balance sheet of certain warranty liabilities, and (e) to adjust for actual versus planned demand in 2021 for certain cold-chain products within our Thermo King EMEA strategic business unit. All adjustments, regardless of their positive or negative impact on the payout scores, were reviewed with the Audit Committee prior to approval by the Committee.

When setting and approving annual targets, the Committee considers factors relevant to the performance year that reflect business conditions and expectations that will result in an appropriate pay for performance outcome for that specific year. 2021 AIM targets were set early in 2021, reflective of market uncertainty related to the ongoing COVID-19 pandemic. Market demand increased soon after targets were set, and Trane Technologies responded to meet that demand. If the unforeseen market demand had been known when the 2021 AIM targets were set, Management would have aligned the financial targets more closely with the increased demand. Therefore, in addition to the adjustments described above, the Committee applied judgement in reducing the AIM Enterprise and Segment payout scores to partially offset the economic lift created by unforeseen higher market demand.

The ESG modifier, which was added to the AIM plan in 2021, may adjust AIM payout amounts upward or downward by up to 20% based on performance against four equally weighted environmental sustainability and diversity and inclusion objectives. In addition the Committee also completes a holistic review of the Company's key accomplishments and actions taken during the year to advance our ESG performance toward attainment of our 2030 sustainability commitments. The Committee determined that based on the Company's quantitative achievement against its established ESG targets, in conjunction with the initiatives implemented and recognition achieved throughout the year, an ESG modifier of +5% appropriately rewarded 2021 performance and, as a result, a multiplier of 105% was applied to the AIM payout score.

The calculated AIM financial score, inclusive of the +5% ESG modifier was 158.38% for the NEOs fully aligned to Enterprise performance. The calculated AIM financial score, inclusive of the +5% ESG modifier was 152.70% for Mr. Regnery when he served as COO from Jan. 1, 2021 to June 30, 2021 and for the period from July 1, 2021 to December 31, 2021, following his appointment to CEO, he was aligned to Enterprise performance.

2021 AIM payout levels for NEOs, inclusive of the adjustments laid out above, are summarized in the following table.

| Name | AIM Target ($) | AIM Achievement For 2021[a] | AIM Award For 2021 ($) |
|---|---|---|---|
| Mr. David S. Regnery[b] | 1,353,699 | 164.32% | 2,224,399 |
| Mr. Christopher J. Kuehn | 725,000 | 166.30% | 1,205,682 |
| Ms. Marcia J. Avedon, Ph.D. | 637,500 | 166.30% | 1,060,169 |
| Mr. Paul A. Camuti | 522,750 | 158.38% | 827,942 |
| Mr. Evan M. Turtz | 402,500 | 158.38% | 637,488 |
| Mr. Michael W. Lamach[c] | 2,397,000 | 166.30% | 3,986,237 |

[a] AIM achievement percentages are inclusive of each NEO's individual performance score and ESG modifier of 105%.

[b] Mr. Regnery became Chief Executive Officer on July 1, 2021, and Chair and Chief Executive Officer on January 1, 2022. Mr. Regnery's AIM Target and Award were prorated to take into consideration the two different roles he held during 2021.

[c] Mr. Lamach became our Executive Chair on July 1, 2021 and retired on December 31, 2021.

## 2022 AIM PROGRAM

For 2022, the AIM program design is not changing as the Committee believes that the 2021 program effectively connects employees to the Company's ESG commitments while appropriately focusing on Revenue, Adjusted EBITDA and Cash Flow.

# Long-Term Incentive Program ("LTI")

Our long-term incentive program is comprised of stock options, RSUs and PSUs. This mix of equity-based awards places a substantial portion of compensation at risk and effectively links equity compensation to long-term shareholder value creation and financial results.

## Stock Options/Restricted Stock Units

We grant our NEOs an equal mix of stock options and RSUs. The Committee believes that this mix provides an effective balance between performance and retention for our NEOs, and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide stronger retentive value because they have value even if our stock price does not grow during the restricted period. The Committee reviews our equity mix and grant policies annually to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives, and the interests of our shareholders.

Stock option and RSU targets are expressed in dollars. The dollar target is converted to a number of shares based on the fair market value of the Company's shares on the date that the award is granted.

Both stock options and RSUs generally vest ratably, one third per year, over a three-year period following the grant. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award has vested. At the time of vesting, one ordinary share is issued for each RSU, and any accrued dividend equivalents are paid in cash.

## Performance Share Program ("PSP")

Our PSP is an equity-based incentive compensation program that provides our NEOs and other key executives with an opportunity to earn PSUs based on our performance relative to the companies in the S&P 500 Industrials Index. PSUs granted in 2021 are earned or forfeited following a three-year performance period based equally on our relative average CROIC and relative TSR as compared to the companies within the S&P 500 Industrials Index. The actual number of PSUs earned or forfeited (which can range from 0% to 200% of target) for grants made in 2021 is based on the following thresholds:

| Company Performance Relative to the Companies within the S&P 500 Industrials Index | 2021 – 2023 Measurement Period % of Target PSUs Earned* |
|---|---|
| < 25th Percentile | 0% |
| 25th Percentile | 25% |
| 50th Percentile | 100% |
| ≥ 75th Percentile | 200% |

\*    Results are interpolated between percentiles achieved.

PSP target awards for NEOs are expressed as a dollar amount and set in consideration of competitive long-term incentive market values for executives in our peer group with similar roles and responsibilities and our mix of long-term incentives. The dollar target is converted to share equivalent PSUs based on the fair market value of our shares on the date that the award is granted.

- TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To prevent an anomalous short-term change in stock price from having an inappropriate and outsized impact on payout levels, a 30-day average stock price at the beginning and ending periods is used. TSR provides a tool for measuring performance among peers.

- CROIC is measured by dividing Free Cash Flow by gross fixed assets (Plant, Property & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is calculated in accordance with GAAP, subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business. As a result, expense for outstanding PSP awards is recorded using the fixed accounting method.

The Committee retains the authority and discretion to make downward adjustments to the calculated PSP award payouts or not to grant any award payout regardless of actual performance.

Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents are only paid upon vesting on the number of PSUs actually earned and vested. Dividend equivalents are payable in cash at the time the shares associated with vested PSUs are distributed unless the NEO elected to defer the shares into our executive deferred compensation plan, in which case the dividend equivalents are also deferred.

# 2021 Equity Awards

In 2021, the Committee approved the stock option, RSU and target value of PSU awards based on its evaluation of market competitiveness and each NEO's sustained individual performance and demonstrated potential to impact future business results. The values in the table below reflect equity-based awards approved by the Committee. The target values for the PSU awards differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. The Committee makes equity award decisions based on grant date expected value while the accounting and proxy statement values are determined in accordance with GAAP requirements. The PSU awards are earned, in part, based on TSR performance relative to the S&P 500 Industrials Index over a three-year performance period which requires valuations to take into account the expected payout distribution from 0-200% of target for accounting and proxy statement purposes.

| Name | Stock Option Award ($) | RSU Award ($) | Target Value 2021-2023 PSU Award ($) |
|---|---|---|---|
| Mr. David S. Regnery[a] | 1,500,000 | 1,500,000 | 3,000,000 |
| Mr. Christopher J. Kuehn | 600,000 | 600,000 | 1,000,000 |
| Ms. Marcia J. Avedon, Ph.D. | 504,000 | 504,000 | 840,000 |
| Mr. Paul A. Camuti | 412,500 | 412,500 | 750,000 |
| Mr. Evan M. Turtz | 300,000 | 300,000 | 500,000 |
| Mr. Michael W. Lamach[b] | 2,750,000 | 2,750,000 | 5,000,000 |

[a]  Mr. Regnery became Chief Executive Officer on July 1, 2021, and Chair and Chief Executive Officer on January 1, 2022. Mr. Rengery received the annual 2021 grant in his former role and coincident with his promotion to Chief Executive Officer received an additional award, which is reflected above.

[b]  Mr. Lamach became our Executive Chair on July 1, 2021 and retired on December 31, 2021.

# 2019 – 2021 Performance Share Units Payout

As discussed above, PSUs for the three-year 2019 - 2021 performance period were earned based on the Company's CROIC and TSR performance relative to the companies in the S&P 500 Industrials Index.

- CROIC is measured as the average of the annual CROIC in each of the three years of the performance cycle. CROIC was 29.5% for the 2019 - 2021 period, which ranked at the 77th percentile of the companies in the S&P 500 Industrials Index.

- TSR is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 145.71% for the 2019 - 2021 period, which ranked at the 85th percentile of the companies in the S&P 500 Industrials Index. For purposes of the TSR calculation, the Reverse Morris Trust transaction in Q1 2020 was treated as a dividend of $28.93 per share.

PSUs for the 2019 - 2021 performance cycle achieved 200% of target levels as summarized in the table below.

| Performance Metric | Company Performance | Percentile Rank | Metric Payout | Weighting | Payout Level |
|---|---|---|---|---|---|
| Relative CROIC | 29.5% | 77th | 200% | 50% | 100% |
| Relative TSR | 145.71% | 85th | 200% | 50% | 100% |
| | | | | Total Award Payout Percentage: | 200% |

# VI. Other Compensation and Tax Matters

## Retirement Programs and Other Benefits

We maintain qualified and nonqualified defined benefit pension plans for our employees, including our NEOs, to provide for fixed benefits upon retirement based on the individual's age, compensation and years of service. These plans include the Trane Technologies Pension Plan Number One ("Pension Plan"), the Supplemental Pension Plans and our supplemental executive retirement plans (the Elected Officer Supplemental Pension ("EOSP") or the Key Management Supplemental Pension ("KMP") programs). Refer to the Pension Benefits table and accompanying narrative for additional details on these programs.

We offer a qualified defined contribution (401(k)) plan called the Trane Technologies Employee Savings Plan (the "ESP") to our salaried and non-union hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible compensation that the employee contributes to the ESP. The ESP has several investment options and is an important component of our U.S. retirement program.

We also have a nonqualified defined contribution plan. The Trane Technologies Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up employer contributions that cannot be made to the ESP due to the Internal Revenue Code ("the Code") limitation on the amount of compensation considered under the ESP or due to a deferral election under another nonqualified plan. Supplemental ESP balances are deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP, except for a self-directed brokerage account, which is not available in the Supplemental ESP.

In June 2012, our Board of Directors approved significant changes to our broad-based, qualified retirement programs with the intent to move employees from a combined defined benefit/defined contribution approach to a fully defined contribution plan approach over time. Employees active prior to July 1, 2012 were given a choice between continuing to participate in the defined benefit plan until December 31, 2022 or discontinuing their participation in the defined benefit plan and move to an enhanced version of the ESP effective January 1, 2013. Employees hired or rehired on or after July 1, 2012 were automatically covered under the enhanced version of the ESP. Under the enhanced version of the ESP, employees receive a basic employer contribution equal to two percent of eligible compensation in addition to the Company's matching contribution. Effective as of December 31, 2022, accruals in the Pension Plan will cease for all employees. Additional details on the changes can be found in the narrative accompanying the Pension Benefits table.

Our Trane Technologies Executive Deferred Compensation Plan (the "EDCP I") and the Trane Technologies Executive Deferred Compensation Plan II (the "EDCP II" and, together with the EDCP I, the "EDCP") allow eligible employees to defer receipt of a portion of their annual salary, AIM award and/or PSP award in exchange for deemed investments in our ordinary shares or in the same funds available in the ESP, except for a self-directed brokerage account. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP.

We provide an enhanced, long-term disability plan to certain executives. The plan supplements the broad-based group plan and provides an additional monthly maximum benefit if the executive elects to purchase supplemental coverage under the group plan. It has an underlying individual policy that is portable when the executive terminates.

In light of the enactment of Section 409A of the Code as part of the American Jobs Creation Act of 2004, "mirror plans" for several of our nonqualified plans, including the Trane Technologies Supplemental Pension Plan (the "Supplemental Pension Plan I") and the EDCP I, were created. The mirror plans are the Trane Technologies Supplemental Pension Plan II ("Supplemental Pension Plan II" and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. For the Supplemental Pension Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid double counting the benefit. For the EDCP plans, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with other benefits that we believe are consistent with prevailing market practice and those of our peer companies. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

# Severance Arrangements

In connection with external recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Regnery has such an arrangement in his employment agreement, and Mr. Lamach and Ms. Avedon had such arrangements prior to their respective retirement and pending retirement. In 2019 we amended our Major Restructuring Severance Plan, originally adopted in 2012, to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason under a Major Restructuring (as defined in the Post-Employment Section below). Although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause. The severance payable under employment agreements for Mr. Lamach, Mr. Regnery and Ms. Avedon and the benefits available in connection with a Major Restructuring and under the severance guidelines are further described in the Post-Employment Benefits section of the proxy statement.

# Change-in-Control Provisions

We have entered into change-in-control agreements with our NEOs. Payments are subject to a "double trigger", meaning that payments would be received only if an officer is terminated without cause or resigns for "good reason" within two years following a change in control. We provide change-in-control agreements to our NEOs to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Under the 2018 Incentive Stock Plan, time-based awards will only vest and become exercisable or payable, as applicable, on a change in control if they are not assumed, substituted, or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the Committee may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Furthermore, under the 2018 Incentive Stock Plan, PSUs will automatically vest upon a change in control of the Company based on (i) the target level prorated to reflect the period the participant was in service during the performance period or (ii) the actual performance level attained, as determined by the Committee. Our 2013 Incentive Stock Plan provides for the accelerated vesting of outstanding time-based awards in the event of a change in control of the Company only for awards issued through June 7, 2018. Outstanding PSUs would be prorated based on the target for the actual days worked during the applicable performance period. Refer to the Post-Employment Benefits section of this proxy statement for a more detailed description of the change-in-control provisions.

# Tax and Accounting Considerations

Although we consider the tax and accounting consequences of our compensation programs, the forms of compensation we utilize are determined primarily by their effectiveness in creating maximum alignment with our key strategic objectives and the interests of our shareholders.

# Timing of Awards

The Committee generally grants our regular annual equity awards after the annual earnings release. The grant date is never selected or changed to increase the value of equity awards for executives.

# Clawback/Recoupment Policy

To further align the interests of our employees and our shareholders, we have a clawback/recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of our financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then our Committee has the discretion to direct the Company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after February 2, 2010, the effective date of the policy. The Committee may also request that the Company seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the clawback/recoupment policy is subject to a determination by our Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct. This policy will be revised if required under the Dodd-Frank Act if and when final regulations implementing the clawback policy requirements of that law have been adopted.

# Share Ownership Requirements

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to encourage share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level.

The requirements are as follows:

| Position | Number of Active Participants as of the Record Date | Individual Ownership Requirement (Shares and Equivalents) | Average Multiple of Base Salary[a] |
|---|---|---|---|
| Chair and Chief Executive Officer | 1 | 75,000 | 9 |
| Chief Financial Officer, Executive Vice Presidents and Senior Vice Presidents | 8 | 20,000 | 5 |
| Strategic Business Unit Presidents and Chief Accounting Officer | 7 | 10,000 | 3 |

[a]    Based on the closing price on the record date of $149.80

These ownership requirements have been met by all the NEOs who continue to be employed by the Company as of the record date. Our Chair and CEO owns shares valued at over 11 times base salary and our CFO, EVPs and SVPs own shares valued at over 11 times their individual base salary, on average.

Our share ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share ownership requirements at the rate of 20% of the required level each year. Executives who are promoted and have their ownership requirement increased have five years to achieve the new level from the date of promotion. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP Plan, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as unvested RSUs. Stock options and unvested PSUs do not count toward meeting the share ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions, and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved.

COMPENSATION
DISCUSSION AND ANALYSIS

# Human Resources and Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on our review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

**Tony L. White** (Chair)     **Gary D. Forsee**
**Kirk E. Arnold**            **Linda P. Hudson**
**Jared L. Cohon**

# Executive Compensation

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2021, 2020 and 2019.

## Summary Compensation Table

| Name and Principal Position | Year | Salary ($)[a] | Bonus ($) | Stock Awards ($)[b] | Option Awards ($)[c] | Non-Equity Incentive Plan Compensation ($)[d] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[e] | All Other Compensation ($)[f] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| D. S. Regnery<br>Chair and Chief Executive Officer | 2021 | 1,307,500 | — | 5,173,935 | 1,500,036 | 2,224,399 | 2,695,010 | 257,638 | 12,888,518 |
| | 2020 | 850,000 | 150,000 | 2,408,938 | 650,009 | 850,000 | 3,735,597 | 119,679 | 8,764,223 |
| | 2019 | 761,250 | — | 1,887,911 | 642,630 | 856,177 | 2,693,861 | 159,876 | 7,001,705 |
| C. J. Kuehn<br>Executive Vice President and Chief Financial Officer | 2021 | 713,750 | — | 1,783,728 | 600,003 | 1,205,682 | 191,069 | 121,536 | 4,615,767 |
| | 2020 | 642,742 | 150,000 | 1,667,489 | 450,012 | 680,000 | 445,140 | 88,607 | 4,123,990 |
| M. J. Avedon<br>Executive Vice President, Chief Human Resources, Marketing and Communications Officer | 2021 | 740,000 | — | 1,498,417 | 504,028 | 1,060,169 | 269,575 | 100,417 | 4,172,606 |
| | 2020 | 691,250 | 200,000 | 1,556,448 | 420,004 | 603,500 | 2,547,784 | 100,288 | 6,119,274 |
| | 2019 | 671,250 | — | 1,337,076 | 426,735 | 712,034 | 1,785,641 | 125,019 | 5,057,755 |
| P. A. Camuti<br>Executive Vice President and Chief Technology and Sustainability Officer | 2021 | 608,750 | — | 1,300,297 | 412,530 | 827,942 | 210,898 | 78,125 | 3,438,542 |
| | 2020 | 575,000 | 150,000 | 1,389,663 | 375,008 | 501,500 | 814,644 | 77,655 | 3,883,470 |
| | 2019 | 557,500 | — | 955,008 | 304,818 | 521,625 | 609,446 | 103,530 | 3,051,927 |
| E. M. Turtz<br>Senior Vice President and General Counsel | 2021 | 563,750 | — | 891,952 | 300,016 | 637,488 | 564,580 | 67,668 | 3,025,455 |
| M. W. Lamach<br>Executive Chair | 2021 | 1,410,000 | — | 8,667,674 | 2,750,029 | 3,986,237 | 920,815 | 518,506 | 18,253,260 |
| | 2020 | 1,410,000 | 500,000 | 9,262,869 | 2,500,012 | 2,397,000 | 11,591,666 | 445,939 | 28,107,486 |
| | 2019 | 1,390,000 | — | 7,957,970 | 2,540,028 | 2,775,000 | 8,960,127 | 594,003 | 24,217,128 |

[a] Pursuant to the EDCP II, a portion of a participant's annual salary may be deferred into a number of investment options. For 2021, Mr. Turtz elected to defer 10% of his annual salary into the EDCP II. Amounts shown in this column are not reduced to reflect deferrals of annual salary into the EDCP II.

[b] The amounts in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2021 Form 10-K. The ASC grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. The table below includes the maximum grant date value of the 2021-2023 PSU awards for the persons listed. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

| Name | Maximum Grant Date Value of PSU Awards ($) |
|---|---|
| D. S. Regnery | 7,347,682 |
| C. J. Kuehn | 2,367,272 |
| M. J. Avedon | 1,988,537 |
| P. A. Camuti | 1,775,542 |
| E. M. Turtz | 1,183,812 |
| M. W. Lamach | 11,835,304 |

TRANE TECHNOLOGIES

(c) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2021 Form 10-K. Please see "2021 Grants of Plan-Based Awards" and "Outstanding Equity Awards at December 31, 2021" for additional detail.

(d) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP II, AIM program payments are made in cash. For 2021, Mr. Kuehn and Mr. Turtz elected to defer a percentage (15% and 10% respectively) of their AIM awards into the EDCP II. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP II.

(e) Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Trane Technologies Pension Plan Number One (the "Pension Plan"), Supplemental Pension Plans, the KMP and EOSP, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase. As Mr. Turtz became an NEO during 2021, the amount shown represents the difference between his Pension Benefit Table amount as of December 31, 2021 and the amount that would have been reported as of December 31, 2020 if he was a NEO at that time.

Other external factors, outside the influence of the plan design, also impact the values shown in this column. Examples of these factors include changes to mortality tables as well as interest and discount rates.

There was no above market interest earned by the NEOs in any year.

On June 3, 2021, the Board of Directors agreed to amend the EOSP to reset the rate to be used when calculating Mr. Lamach's retirement benefit, in recognition of the critical role he played in overseeing and managing an orderly transition of his role as Chief Executive Officer and because he agreed to remain in place for a number of months to assist in the transition of his role of Chair of the Board. For additional details please see the footnote following the Pension Benefits Table.

(f) The following table summarizes the components of this column for fiscal year 2021:

| Name | Company Contributions ($)[1] | Company Cost For Life Insurance ($) | Company Cost For Long Term Disability ($) | Retiree Medical Plan ($)[2] | Tax Assistance ($)[3] | Other Benefits ($)[4] | Total ($) |
|---|---|---|---|---|---|---|---|
| D. S. Regnery | 119,500 | 4,128 | 1,502 | 300 | 55,638 | 76,570 | 257,638 |
| C. J. Kuehn | 111,500 | 1,107 | 1,556 | — | — | 7,373 | 121,536 |
| M. J. Avedon | 80,610 | 5,029 | 1,903 | — | — | 12,875 | 100,417 |
| P. A. Camuti | 66,615 | 4,118 | 1,911 | — | — | 5,481 | 78,125 |
| E. M. Turtz | 56,085 | 1,132 | 2,452 | — | — | 8,000 | 67,668 |
| M. W. Lamach | 228,420 | 7,018 | 1,423 | — | 123,256 | 158,389 | 518,506 |

[1] Represents Company contributions under the Company's ESP and Supplemental ESP plans.

[2] For Mr. Regnery, represents the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement reporting purposes. Mr. Regnery is the only NEO eligible for the subsidized retiree medical plan upon retirement.

[3] The amount for Mr. Lamach and Mr. Regnery represents tax equalization payments related to Irish taxes owed on $345,000 and $172,500 respectively, which is the portion of their income that is allocated to their role as a director of the Company. Without these payments, Mr. Lamach and Mr. Regnery would be subject to double taxation on this amount since they are already paying U.S. taxes on this income.

[4] For Mr. Lamach and Mr. Regnery, this amount includes the incremental cost to the Company of personal use of the Company aircraft (whether leased or owned) by the Chair and CEO. For security and safety reasons and to maximize their availability for Company business, the Board of Directors requires the Chair and CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the aircraft is calculated: (i) by taking the hourly average variable operating costs to the Company (including fuel, maintenance, on board catering and landing fees) multiplied by the amount of time flown for personal use in the case of leased aircraft; and (ii) by multiplying the flight time by a variable fuel charge and the average fuel price per gallon and adding any ground costs such as landing and parking fees as well as crew charges for travel expenses in the case of the Company owned aircraft. Both methodologies exclude fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the Chair and CEO's non-business use of Company-provided aircraft. For 2021, the amount for Mr. Lamach was $150,000 and $62,746 for Mr. Regnery for personal use of Company-provided aircraft. Under the Company's aircraft use policy, the Human Resources and Compensation Committee has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the Chair and CEO sits. For 2021, the amount for Mr. Lamach includes $3,600 for such business-related travel. In 2021, Mr. Regnery did not incur any charges for such business-related travel.

These amounts also include: (i) the following incremental cost of financial counseling services, which may include tax preparation and estate planning services: Mr. Regnery, $9,000; Mr. Kuehn, $4,970; Ms. Avedon, $8,340; Mr. Camuti $3,200; Mr. Turtz, $6,500 and Mr. Lamach, $8,340 (ii) the following costs for medical services provided through an on-site physician under the Executive Health Program: Mr. Regnery, $4,824; Mr. Kuehn, $2,403; Ms. Avedon $4,535; Mr. Camuti, $2,281; Mr. Turtz, $730; and Mr. Lamach $49; and (iii) product rebates and company-branded items that do not exceed $1,000 in value.

# 2021 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the NEOs during fiscal 2021. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table. For additional information regarding outstanding awards, please see the "Outstanding Equity Awards at December 31, 2021" table.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[c] | All Other Option Awards: Number of Securities Underlying Options (#)[c] | Exercise or Base Price of Option Awards ($/Sh)[d] | Grant Date Fair Value of Stock and Option Awards ($)[e] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($)[a] | Target ($)[a] | Maximum ($)[a] | Threshold (#)[b] | Target (#)[b] | Maximum (#)[b] | | | | |
| **D. S. Regnery** | | | | | | | | | | | |
| AIM | — | 406,109 | 1,353,698 | 2,707,396 | — | — | — | — | — | — | — |
| PSUs (2021-2023) | 2/8/2021 | — | — | — | 2,182 | 8,727 | 17,454 | — | — | — | 1,538,745 |
| PSUs (2021-2023) | 7/1/2021 | — | — | — | 2,283 | 9,130 | 18,260 | — | — | — | 2,135,096 |
| Options | 2/8/2021 | — | — | — | — | — | — | — | 26,316 | 148.98 | 780,006 |
| Options | 7/1/2021 | — | — | — | — | — | — | — | 19,434 | 186.20 | 720,030 |
| RSUs | 2/8/2021 | — | — | — | — | — | — | 5,236 | — | — | 780,059 |
| RSUs | 7/1/2021 | — | — | — | — | — | — | 3,867 | — | — | 720,035 |
| **C. J. Kuehn** | | | | | | | | | | | |
| AIM | — | 217,500 | 725,000 | 1,450,000 | — | — | — | — | — | — | — |
| PSUs (2021-2023) | 2/8/2021 | — | — | — | 1,679 | 6,713 | 13,426 | — | — | — | 1,183,636 |
| Options | 2/8/2021 | — | — | — | — | — | — | — | 20,243 | 148.98 | 600,003 |
| RSUs | 2/8/2021 | — | — | — | — | — | — | 4,028 | — | — | 600,091 |
| **M. J. Avedon** | | | | | | | | | | | |
| AIM | — | 191,250 | 637,500 | 1,275,000 | — | — | — | — | — | — | — |
| PSUs (2021-2023) | 2/8/2021 | — | — | — | 1,410 | 5,639 | 11,278 | — | — | — | 994,268 |
| Options | 2/8/2021 | — | — | — | — | — | — | — | 17,005 | 148.98 | 504,028 |
| RSUs | 2/8/2021 | — | — | — | — | — | — | 3,384 | — | — | 504,148 |
| **P. A. Camuti** | | | | | | | | | | | |
| AIM | — | 156,825 | 522,750 | 1,045,500 | — | — | — | — | — | — | — |
| PSUs (2021-2023) | 2/8/2021 | — | — | — | 1,259 | 5,035 | 10,070 | — | — | — | 887,771 |
| Options | 2/8/2021 | — | — | — | — | — | — | — | 13,918 | 148.98 | 412,530 |
| RSUs | 2/8/2021 | — | — | — | — | — | — | 2,769 | — | — | 412,526 |
| **E. M. Turtz** | | | | | | | | | | | |
| AIM | — | 120,750 | 402,500 | 805,000 | — | — | — | — | — | — | — |
| PSUs (2021-2023) | 2/8/2021 | — | — | — | 840 | 3,357 | 6,714 | — | — | — | 591,906 |
| Options | 2/8/2021 | — | — | — | — | — | — | — | 10,122 | 148.98 | 300,016 |
| RSUs | 2/8/2021 | — | — | — | — | — | — | 2,014 | — | — | 300,046 |
| **M. W. Lamach** | | | | | | | | | | | |
| AIM | — | 719,100 | 2,397,000 | 4,794,000 | — | — | — | — | — | — | — |
| PSUs (2021-2023) | 2/8/2021 | — | — | — | 8,391 | 33,562 | 67,124 | — | — | — | 5,917,652 |
| Options | 2/8/2021 | — | — | — | — | — | — | — | 92,781 | 148.98 | 2,750,029 |
| RSUs | 2/8/2021 | — | — | — | — | — | — | 18,459 | — | — | 2,750,022 |

(a) The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to Compensation Discussion and Analysis under the heading "Annual Incentive Matrix Program" for a description of the Human Resources and Compensation Committee's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2022, based on performance in 2021. Thus, the amounts shown in the "threshold," "target" and "maximum" columns reflect the range of potential payouts when the target award levels were established in February 2021 for all NEOs. The AIM program pays $0 for performance below threshold. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(b) The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards. The PSP pays $0 for performance below threshold. For a description of the Human Resources and Compensation Committee's process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

TRANE
TECHNOLOGIES

EXECUTIVE COMPENSATION

(c)   The amounts in these columns reflect the stock option and RSU awards. For a description of the Human Resources and Compensation Committee's process for determining stock option and RSU awards and the terms of such awards, see Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(d)   Stock options were granted under the Company's Incentive Stock Plan of 2018 (the "2018 Plan"), which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2018 Plan as the closing price of the Company's ordinary shares listed on the NYSE on the grant date.

(e)   Amounts in this column include the grant date fair value of the equity awards calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 14, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2021 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

# Outstanding Equity Awards at December 31, 2021

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable[a] | Number of Securities Underlying Unexercised Options (#) Unexercisable[a] | Option Exercise Price ($) | Option Expiration Date[b] | Number of Shares or Units of Stock That Have Not Vested (#)[c] | Market Value of Shares or Units of Stock That Have Not Vested ($)[d] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[e] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[d] |
| **D. S. Regnery** | 2/25/2014 | 14,651 | — | 46.64 | 2/24/2024 | — | — | — | — |
| | 2/3/2015 | 17,585 | — | 52.28 | 2/2/2025 | — | — | — | — |
| | 2/10/2016 | 29,450 | — | 38.99 | 2/9/2026 | — | — | — | — |
| | 2/7/2017 | 22,497 | — | 62.53 | 2/6/2027 | — | — | — | — |
| | 2/6/2018 | 43,778 | — | 70.22 | 2/5/2028 | — | — | — | — |
| | 2/5/2019 | 32,060 | 16,031 | 78.97 | 2/4/2029 | 2,671 | 539,622 | 14,564 | 2,942,365 |
| | 3/9/2020 | 12,982 | 25,964 | 105.28 | 3/8/2030 | 4,117 | 831,758 | 12,349 | 2,494,868 |
| | 2/8/2021 | — | 26,316 | 148.98 | 2/7/2031 | 5,236 | 1,057,829 | 8,727 | 1,763,116 |
| | 7/1/2021 | — | 19,434 | 186.20 | 6/30/2031 | 3,867 | 781,250 | 9,130 | 1,844,534 |
| **C. J. Kuehn** | 2/6/2018 | 8,025 | — | 70.22 | 2/5/2028 | — | — | — | — |
| | 2/5/2019 | 9,060 | 4,531 | 78.97 | 2/4/2029 | 755 | 152,533 | 4,117 | 831,758 |
| | 3/9/2020 | 8,987 | 17,976 | 105.28 | 3/8/2030 | 2,850 | 575,786 | 8,549 | 1,727,154 |
| | 2/8/2021 | — | 20,243 | 148.98 | 2/7/2031 | 4,028 | 813,777 | 6,713 | 1,356,227 |
| **M. J. Avedon** | 2/5/2019 | 21,290 | 10,645 | 78.97 | 2/4/2029 | 1,774 | 358,401 | 10,639 | 2,149,397 |
| | 3/9/2020 | 8,388 | 16,777 | 105.28 | 3/8/2030 | 2,660 | 537,400 | 7,979 | 1,611,997 |
| | 2/8/2021 | — | 17,005 | 148.98 | 2/7/2031 | 3,384 | 683,670 | 5,639 | 1,139,247 |
| **P. A. Camuti** | 2/7/2017 | 23,687 | — | 62.53 | 2/6/2027 | — | — | — | — |
| | 2/6/2018 | 23,640 | — | 70.22 | 2/5/2028 | — | — | — | — |
| | 2/5/2019 | 15,206 | 7,604 | 78.97 | 2/4/2029 | 1,267 | 255,972 | 7,599 | 1,535,226 |
| | 3/9/2020 | 7,489 | 14,980 | 105.28 | 3/8/2030 | 2,375 | 479,821 | 7,124 | 1,439,262 |
| | 2/8/2021 | — | 13,918 | 148.98 | 2/7/2031 | 2,769 | 559,421 | 5,035 | 1,017,221 |
| **E. M. Turtz** | 2/6/2018 | 1,926 | — | 70.22 | 2/5/2028 | — | — | — | — |
| | 2/5/2019 | 2,091 | 2,091 | 78.97 | 2/4/2029 | 349 | 70,508 | 1,268 | 256,174 |
| | 3/9/2020 | 2,996 | 5,992 | 105.28 | 3/8/2030 | 950 | 191,929 | 2,375 | 479,821 |
| | 2/8/2021 | — | 10,122 | 148.98 | 2/7/2031 | 2,014 | 406,888 | 3,357 | 678,215 |
| **M. W. Lamach** | 2/5/2019 | — | 63,363 | 78.97 | 2/4/2029 | 10,554 | 2,132,225 | 63,320 | 12,792,540 |
| | 3/9/2020 | — | 99,861 | 105.28 | 3/8/2030 | 15,832 | 3,198,539 | 31,677 | 6,399,704 |
| | 2/8/2021 | — | 92,781 | 148.98 | 2/7/2031 | 18,459 | 3,729,272 | 11,188 | 2,260,312 |

[a] These columns represent stock option awards. These awards generally become exercisable in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

[b] All options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

[c] This column represents unvested RSUs. RSUs generally become vested in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

[d] The market value was computed based on $202.03, the closing market price of the Company's ordinary shares on the NYSE at December 31, 2021.

[e] This column represents the target number of unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Human Resources and Compensation Committee, and continued employment.

# 2021 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by each NEO upon exercise of stock options, the vesting of RSUs or the vesting of PSUs during the fiscal year ended December 31, 2021:

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[a] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| D. S. Regnery[b] | — | — | 62,594 | 9,792,672 |
| C. J. Kuehn[b] | 4,013 | 490,718 | 10,454 | 1,621,737 |
| M. J. Avedon[b] | 57,554 | 6,930,357 | 28,368 | 4,422,824 |
| P. A. Camuti[b] | — | — | 18,698 | 2,912,003 |
| E. M. Turtz(b)[b][c] | — | — | 2,693 | 414,428 |
| M. W. Lamach[b] | 390,074 | 44,027,015 | 165,076 | 25,733,728 |

[a] This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of the Company's ordinary shares at exercise and the exercise price of the stock options.

[b] Reflects the value of the RSUs that vested on February 4, 2021, February 5, 2021, and February 6, 2021 and PSUs that vested on March 2, 2021, based on the fair market value of the Company's ordinary shares on the vesting date as determined in accordance with the relevant plan.

[c] Mr. Turtz elected to defer a portion of the shares acquired upon the vesting of his PSU award on March 2, 2021 into the Company's EDCP II. Mr. Turtz deferred 666 shares having a value of $104,812. Mr. Turtz's cash dividends of $3,529 that had accrued on the deferred PSU award were also deferred under the EDCP II. Please see "2021 Nonqualified Deferred Compensation" for more information about the terms of the Company's EDCP Plans.

# 2021 Pension Benefits

The NEOs participate in one or more, but not in all, of the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the EOSP or the KMP.

The Pension Plan is a funded, tax qualified, non-contributory (for all but a small subset of participants) defined benefit plan that covers the majority of the Company's salaried and non-union hourly U.S. employees who were hired or rehired prior to June 30, 2012. The Pension Plan provides for normal retirement at age 65 and the formula to determine the lump sum benefit under the Pension Plan is five percent of final average pay (the five consecutive years with the highest compensation out of the last ten years of eligible compensation) multiplied by years of credited service (as defined in the Pension Plan). A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to waive participation in the Pension Plan effective January 1, 2013, and in lieu of participation in the Pension Plan, receive an annual non-elective employer contribution equal to 2% of eligible compensation in the ESP.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. The Supplemental Pension Plans restore what is lost in the Pension Plan due to limitations under the Code on the annual compensation and benefits recognized when calculating benefits under the qualified Pension Plan. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the Code compensation and benefits limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest in benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired on or after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

The EOSP, which was closed to new participants effective April 2011, is an unfunded, nonqualified, non-contributory defined benefit plan designed to replace a percentage of an officer's final average pay based on their age and years of service at the time of retirement. Final average pay is defined as the sum of the officer's current annual base salary plus the average of their three highest

AIM awards during the most recent six years. No other components of compensation (other than base salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer's final average pay is multiplied by the officer's years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive from the Company under certain qualified and nonqualified retirement plans as well as Social Security. If additional years of service were granted to an officer as part of their employment agreement, those additional years of service are reflected in the Pension Benefits table below. Vesting occurs, while the officer is employed by the Company, at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Mr. Lamach was a participant in the EOSP prior to his retirement. Ms. Avedon also participates in the EOSP prior to her pending retirement.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key management employees on a highly selective basis. The KMP is designed to replace a percentage of a key employee's final average pay based on their age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual base salary plus the average of the employee's three highest AIM awards during the most recent six years. No other components of compensation (other than base salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. For employees who begin participating on or after June 2015, there is a minimum 5-year service requirement from date of participation to date of retirement. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Mr. Regnery, Mr. Kuehn, Mr. Camuti and Mr. Turtz participate in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which each NEO participates.

| Name | Plan Name | Number of Years Credited Service (#)[a] | Present Value of Accumulated Benefit ($)[b] |
|---|---|---|---|
| D. S. Regnery[c] | Pension Plan | 36.42 | 676,482 |
| | Supplemental Pension Plan I | 19.42 | 489,603 |
| | Supplemental Pension Plan II | 36.42 | 2,593,710 |
| | KMP | 30 | 12,104,639 |
| C. J. Kuehn | KMP | 6.58 | 1,220,795 |
| M. J. Avedon[d] | Pension Plan | 14.92 | 292,312 |
| | Supplemental Pension Plan II | 14.92 | 1,332,216 |
| | EOSP | 15 | 8,497,734 |
| P. A. Camuti | Pension Plan | 10.42 | 199,596 |
| | Supplemental Pension Plan II | 10.42 | 561,453 |
| | KMP | 10.42 | 2,229,961 |
| E. M. Turtz | Pension Plan | 17.58 | 275,804 |
| | Supplemental Pension Plan II | 17.58 | 424,014 |
| | KMP | 17.58 | 2,478,671 |
| M. W. Lamach[e] | Pension Plan | 17.92 | 353,039 |
| | Supplemental Pension Plan II | 17.92 | 4,274,925 |
| | EOSP | 35 | 47,145,843 |

[a] Under the EOSP or the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans as well as the EOSP and the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The years of credited service used for calculating benefits under all plans are the years of credited service through December 31, 2021. The years of crediting service used for calculating benefits under the Supplemental Pension Plan I are the years of crediting service through December 31, 2004 and the benefits earned under this plan serve as offsets to the benefits earned under the Supplemental Pension Plan II.

[b] The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2021, consistent with the assumptions described in Note 10, "Pensions and Postretirement Benefits Other than Pensions," to the consolidated financial statements in the 2021 Form 10-K.

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EXECUTIVE COMPENSATION

(c)    Under the provisions of the KMP, Mr. Regnery's service is capped at 30 years.

(d)    Ms. Avedon, pursuant to the provisions of her employment arrangement, receives double credit for the first five years of employment (3.8% versus 1.9%) in determining her benefit. The increase in present value of benefits due to this provision is $2,582,735.

(e)    Mr. Lamach's credited years of service exceed his actual years of service by 17 years pursuant to the provisions of his employment arrangement. Crediting additional years of service to a nonqualified pension program such as the EOSP was not uncommon in 2004 when Mr. Lamach joined the Company and was used to compensate him for benefits he was forfeiting at his prior employer. Mr. Lamach's benefit under the EOSP is reduced by the pension benefit he received from his former employer in July 2013, updated with interest. The increase in present value of benefits due to those additional years of credited service is $25,751,910. On June 3, 2021, the Board of Directors agreed to amend the EOSP to reset the rate to be used when calculating Mr. Lamach's retirement benefit, in recognition of the critical role he played in overseeing and managing an orderly transition of his role as Chief Executive Officer and because he agreed to remain in place for a number of months to assist in the transition of his role of Chairman of the Board. Under the amendment, the 10-Year Treasury rate that will be used will be lower than the rate that would have applied based on his actual retirement date.

EXECUTIVE COMPENSATION

# 2021 Nonqualified Deferred Compensation

The Company's EDCP is an unfunded, nonqualified plan that permits certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards and PSP awards. Elections to defer generally must be made prior to the beginning of the calendar year or performance period, as applicable. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets as a funding vehicle for the Company's obligations under the EDCP. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (the same investment options available in the ESP other than the self-directed brokerage) and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over 5, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans.

| Name | Plan Name | Executive Contributions in Last Fiscal Year ($)[a] | Registrant Contributions in Last Fiscal Year ($)[b] | Aggregate Earnings in Last Fiscal Year ($)[c] | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance At Last Fiscal Year End ($)[d] |
|---|---|---|---|---|---|---|
| D. S. Regnery | EDCP | 510,000 | — | 478,689 | (148,151) | 7,046,638 |
| | Supplemental ESP | — | 95,850 | 86,249 | — | 1,561,137 |
| C. J. Kuehn | EDCP | 102,000 | — | 193,196 | — | 970,337 |
| | Supplemental ESP | — | 88,300 | 36,103 | — | 414,050 |
| M. J. Avedon | EDCP | — | — | 3,336,456 | — | 11,452,974 |
| | Supplemental ESP | — | 63,210 | 124,865 | — | 1,268,720 |
| P. A. Camuti | EDCP | — | — | 3,417,346 | — | 11,730,644 |
| | Supplemental ESP | — | 49,215 | 46,993 | — | 647,776 |
| E. M. Turtz | EDCP | 201,964 | — | 492,181 | — | 2,163,108 |
| | Supplemental ESP | — | 38,685 | 56,149 | — | 381,011 |
| M. W. Lamach | EDCP | — | — | 5,065,064 | — | 17,386,724 |
| | Supplemental ESP | — | 211,020 | 1,468,682 | — | 8,237,391 |

[a] The annual deferrals (salary, AIM and PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

[b] All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

[c] Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

[d] The following table reflects the amounts reported in this column as compensation to the NEOs in the Company's Summary Compensation Table in proxy statements for prior years. Each of Mr. Regnery, Mr. Kuehn, Mr. Camuti, Mr. Turtz, Mr. Lamach and Ms. Avedon first became NEOs and therefore had their compensation reported in the Company's proxy statements beginning with fiscal years 2004 (Lamach), 2020 (Kuehn), 2017 (Regnery), 2010 (Avedon), 2019 (Camuti) and 2021 (Turtz).

| Name | EDCP ($) | Supplemental ESP ($) |
|---|---|---|
| D. S. Regnery | 1,400,441 | 277,014 |
| C. J. Kuehn | 58,685 | 59,918 |
| M. J. Avedon | 376,016 | 553,237 |
| P. A. Camuti | — | 80,642 |
| E. M. Turtz | — | — |
| M. W. Lamach | 1,529,086 | 2,270,325 |

# Post-Employment Benefits

The following discussion describes the compensation to which each active NEO would be entitled in the event of termination of such executive's employment.

## Employment Arrangements and Severance Not in Connection with a Change in Control

Mr. Regnery and Ms. Avedon are entitled to severance in the event of their involuntary termination without cause pursuant to the terms of their employment agreements. Under the terms of their employment agreements, Mr. Regnery is eligible for 24 months of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. Ms. Avedon is eligible for 12 months of base salary and an AIM award equal to her target.

Although the Company does not have a formal severance policy for officers, NEOs who do not have employment agreements providing for severance and who are terminated by the Company other than for cause will generally be considered for severance benefits of up to 12 months' base salary. Depending on the circumstances and timing of the termination, they may also be eligible for a pro-rated portion of their AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program.

In addition, the Company's equity award agreements provide for the following treatment upon the occurrence of one of the specified events in the table below:

| | Stock Options | RSUs | PSUs |
|---|---|---|---|
| Retirement | Continue to vest on the same basis as active employees and remain exercisable for a period of up to five years following retirement. | Continue to vest on the same basis as active employees. | Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period unless full-time employment commences with another employer, in which case unvested awards are forfeited. |
| Group Termination | Immediately vest in the portion of the awards that would have vested within twelve months of termination and remain exercisable for a period of up to three years following termination of employment. | Immediately vest in the portion of the awards that would have vested within twelve months of termination. | Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period. |
| Job Elimination | Unvested awards are forfeited and vested awards remain exercisable for a period of up to one year following termination. | Unvested awards are forfeited. | Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period. |
| Death or Disability | Immediately vest in unvested awards and vested awards remain exercisable for a period of up to three years following death or disability. | Immediately vest in unvested awards. | Vest pro-rata based on the time worked during the performance period and the achievement of performance goals at target performance unless termination occurs in the final quarter of the performance period in which case the awards vest based on actual performance. |

In the event of a change in control or termination due to a Major Restructuring, severance would be determined pursuant to the terms of the change-in-control agreements or the Major Restructuring Severance Plan described below in lieu of severance under the terms of the employment agreements or the severance guidelines described above.

# Change in Control

The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if the employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company. For officers who first became eligible for a change-in-control agreement on or after May 19, 2009, including Mr. Regnery, Mr. Kuehn, Mr. Camuti and Mr. Turtz, the Company eliminated a severance payment based on outstanding PSP awards and eliminated a payment to cover the impact to the executive of certain incremental taxes incurred in connection with the payments made following a change in control.

Following a change in control, each NEO is entitled to continue receiving their current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three full fiscal years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" within two years following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;
- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;
- an amount equal to the NEO's base salary pro-rated for any unused vacation days;
- a lump sum severance payment from the Company equal to the three times (for the Chair and CEO) or two and one-half times (for other NEOs) the sum of:
  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and
  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and
    - for Ms. Avedon, a lump sum payment equal to two and one-half times of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (v) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the Chair and CEO and two and one-half years for the other NEOs). For purposes of determining eligibility for applicable post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits. Mr. Regnery is the only active NEO eligible for subsidized retiree medical benefits (only until age 65) due to his age and service as of January 1, 2003, when eligibility for the retiree medical benefit was frozen. The Company would also provide each NEO up to $100,000 of outplacement services.

In the event of a change in control, participants in the EOSP and KMP would be immediately vested. A termination within two years following a change in control also triggers the payment of an enhanced benefit, whereby three years would be added to both age and service with the Company under the EOSP or KMP. In addition, the "final average pay" under the EOSP or KMP would be calculated as 40% of their severance benefit under the change-in-control agreement. These percentages reflect an annualized value of severance payments that would be provided in accordance with their respective agreements.

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Under the Company's 2018 Incentive Stock Plan, time-based awards will only vest and become exercisable or payable, as applicable, on a change in control (as defined in the 2018 Incentive Stock Plan) if they are not assumed, substituted or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the Committee may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Further, under the 2018 Incentive Stock Plan, PSUs will automatically vest upon a change in control of our Company, based on (a) the target level, pro-rated to reflect the period the participant was in service during the performance period or (b) the actual performance level attained, in each case, as determined by the Committee.

## Major Restructuring

The Company has adopted a Major Restructuring Severance Plan (the "Severance Plan") that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without "cause" (as defined in the Severance Plan) or a "good reason" (as defined in the Severance Plan), provided that the termination is substantially related to or a result of a Major Restructuring. The cash severance payment would be equal to two and one-half times (for the Chair and CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. As of December 31, 2021, the value of cash severance for NEOs was: Mr. Regnery, $7,500,000; Mr. Kuehn, $2,900,000; Ms. Avedon, $2,775,000; Mr. Camuti, $2,275,500 and Mr. Turtz, $1,955,000.

Participants would also receive a prorated portion of their target AIM award, based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the EOSP or KMP who are not vested in such plans would also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested.

In addition, the Company's equity awards provide that employees who terminate employment due to an involuntary loss of job without "Cause" (as defined in the applicable award agreement) or for "Good Reason" (as defined in the applicable award agreement) within one year of completion of a Major Restructuring will, provided that the termination is substantially related to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period (five years if retirement eligible) or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants with at least five years of service would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period. As of December 31, 2021, the value of unvested equity awards was: Mr. Regnery, $15,207,115; Mr. Kuehn, $7,348,221; Ms. Avedon, $9,018,747; Mr. Camuti, $7,252,704 and Mr. Turtz, $2,845,603.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's business segments, so long as such transaction or transactions do not constitute a Change in Control (as defined in the applicable plan).

## 2021 Post-Employment Benefits Table

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2021, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2021. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. The table does not include Mr. Lamach who retired from the Company on December 31, 2021.

| Name | Voluntary Resignation/ Retirement ($) | Involuntary Without Cause ($) | Involuntary With Cause ($) | Change in Control ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|
| **D. S. Regnery** | | | | | | |
| Severance[a] | — | 2,400,000 | — | 9,000,000 | — | — |
| Earned but Unpaid AIM Award(s)[b] | 2,224,399 | 1,800,000 | — | 850,000 | 2,224,399 | 2,224,399 |
| PSP Award Payout[c] | 5,808,160 | 5,808,160 | — | 5,808,363 | 5,808,160 | 5,808,160 |
| Value of Unvested Equity Awards[d] | 9,398,955 | 9,398,955 | — | 9,398,955 | 9,398,955 | 9,398,955 |
| Enhanced Retirement Benefits[e] | — | — | — | 9,276,978 | — | — |
| Outplacement[f] | — | 11,400 | — | 100,000 | — | — |
| Health Benefits[g] | — | — | — | 123,408 | — | — |
| **Total** | 17,431,514 | 19,418,515 | — | 34,557,703 | 17,431,514 | 17,431,514 |

| Name | Voluntary Resignation/ Retirement ($) | Involuntary Without Cause ($) | Involuntary With Cause ($) | Change in Control ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|
| **C. J. Kuehn** | | | | | | |
| Severance[a] | — | 641,346 | — | 3,625,000 | — | — |
| Earned but Unpaid AIM Award(s)[b] | — | — | — | 680,000 | 1,205,682 | 1,205,682 |
| PSP Award Payout[c] | — | — | — | 2,435,472 | 2,435,472 | 2,435,472 |
| Value of Unvested Equity Awards[d] | — | — | — | 4,912,749 | 4,912,749 | 4,912,749 |
| Enhanced Retirement Benefits[e] | — | — | — | 2,150,331 | — | — |
| Outplacement[f] | — | 11,400 | — | 100,000 | — | — |
| Health Benefits[g] | — | — | — | 59,613 | — | — |
| **Total** | — | 652,746 | — | 13,963,165 | 8,553,903 | 8,553,903 |
| **M. J. Avedon** | | | | | | |
| Severance[a] | — | 750,000 | — | 3,585,051 | — | — |
| Earned but Unpaid AIM Award(s)[b] | 1,060,169 | 637,500 | — | 603,500 | 1,060,169 | 1,060,169 |
| PSP Award Payout[c] | 3,604,013 | 3,604,013 | — | 7,234,918 | 3,604,013 | 3,604,013 |
| Value of Unvested Equity Awards[d] | 5,414,734 | 5,414,734 | — | 5,414,734 | 5,414,734 | 5,414,734 |
| Enhanced Retirement Benefits[e] | — | — | — | 3,042,051 | — | — |
| Outplacement[f] | — | 11,400 | — | 100,000 | — | — |
| Health Benefits[g] | — | — | — | 41,018 | — | — |
| **Total** | 10,078,916 | 10,417,647 | — | 20,021,272 | 10,078,916 | 10,078,916 |
| **P. A. Camuti** | | | | | | |
| Severance[a] | — | 615,000 | — | 2,844,375 | — | — |
| Earned but Unpaid AIM Award(s)[b] | 827,942 | 827,942 | — | 501,500 | 827,942 | 827,942 |
| PSP Award Payout[c] | 2,834,077 | 2,834,077 | — | 2,834,077 | 2,834,077 | 2,834,077 |
| Value of Unvested Equity Awards[d] | 4,418,627 | 4,418,627 | — | 4,418,627 | 4,418,627 | 4,418,627 |
| Enhanced Retirement Benefits[e] | — | — | — | 1,998,106 | — | — |
| Outplacement[f] | — | 11,400 | — | 100,000 | — | — |
| Health Benefits[g] | — | — | — | 40,258 | — | — |
| **Total** | 8,080,646 | 8,707,046 | — | 12,736,943 | 8,080,646 | 8,080,646 |
| **E. M. Turtz** | | | | | | |
| Severance[a] | — | 575,000 | — | 2,443,750 | — | — |
| Earned but Unpaid AIM Award(s)[b] | — | — | — | 371,000 | 637,488 | 637,488 |
| PSP Award Payout[c] | — | — | — | 802,261 | 802,261 | 802,261 |
| Value of Unvested Equity Awards[d] | — | — | — | 2,043,342 | 2,043,342 | 2,043,342 |
| Enhanced Retirement Benefits[e] | — | — | — | 2,620,937 | — | — |
| Outplacement[f] | — | 11,400 | — | 100,000 | — | — |
| Health Benefits[g] | — | — | — | 58,245 | — | — |
| **Total** | — | 586,400 | — | 8,439,535 | 3,483,091 | 3,483,091 |

(a) For the "Involuntary without Cause" column, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary provided that such termination was not eligible for severance benefits under the Major Restructuring Severance Plan. Because of his service, Mr. Kuehn's severance is equal to 46 weeks rather than 52. For the amounts shown under the "Change in Control" columns, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

(b) For the "Voluntary Resignation/Retirement" column, the amount shown is only provided in the case of a voluntary retirement; for resignation the NEO would not receive an AIM award. For the "Involuntary without Cause" column, the amount for Mr. Regnery and Ms. Avedon it represents the target AIM award pursuant to the terms of their respective employment agreements; Mr. Camuti is retirement eligible therefore under the terms of the AIM program would receive an award and (ii) prorated AIM awards (up to target) that may be paid to the other NEOs depending on the circumstances and timing of the termination. For the amounts under "Change in Control," these amounts represent the award paid in 2021 for the 2020 performance period based on the Change in Control agreements in place.

(c) For the "Involuntary without Cause" column, these amounts represent the cash value of the prorated PSU award payout to the NEOs as a result of their retirement eligibility at December 31, 2021. For the "Change in Control" column for Ms. Avedon, this amount represents the cash value of the PSU award payout, based on the appropriate multiple. For the "Change in Control" column for Mr. Regnery, Mr. Kuehn, Mr. Camuti and Mr. Turtz, these values represent what would be provided under the terms of the 2018 Plan, which provides for either a pro-rated payment for all outstanding awards at target or a payment based on actual performance, as determined by the Committee. For the "Retirement," "Disability" and "Death" columns, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events assuming performance at target. Amounts for each column are based on the closing stock price of the ordinary shares on December 31, 2021 ($202.03).

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EXECUTIVE COMPENSATION

The amounts shown for "Retirement," "Involuntary without Cause," "Change in Control," "Death" and "Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2021 ($202.03), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2021 ($202.03) and the relevant exercise price. However, only in the event of termination following a "Change in Control" or termination due to "Death" or "Disability" is there accelerated vesting of unvested awards. For "Retirement," the awards do not accelerate but continue to vest on the same basis as active employees. Mr. Regnery, Mr. Camuti and Ms. Avedon are retirement eligible.

(e) In the event of a change in control of the Company and termination of the NEOs, the present value of the pension benefits under the EOSP, KMP and Supplemental Pension Plan would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Involuntary without Cause" column, each NEO is eligible for outplacement services for a twelve-month period, not to exceed $11,400. For the "Change in Control" column, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

(g) Represents the COBRA cost of health and welfare coverage (for medical, dental and vision) along with the cost of basic life and AD&D. The cost for "Change in Control" represents continued active coverage for the severance period. For Mr. Regnery, the value shown includes the cost for retiree coverage.

# CEO Pay Ratio

The ratio of our CEO's total compensation to our median employee's total compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

We chose to maintain the same median employee for our CEO Pay Ratio calculation in 2021 as there were no changes to our employee population or employee compensation arrangements during 2021 that we believe would result in a significant change to our pay ratio disclosure. We identified our median employee using our global employee population as of October 31, 2020 (the "Determination Date"). Our in-scope employees consisted of our full-time, part-time, seasonal and temporary employees and excluded independent contractors and leased workers. To determine our median employee, we used annual base salary as our consistently applied compensation measure for 2020 (the "2020 CACM"). For commission-based employees, actual earnings were considered their base salary. In identifying our median employee, we further annualized pay for those full-time and part-time employees (but not seasonal and temporary employees) who commenced work during 2020. The median employee identified had anomalous total annual compensation related to a facility closure. We, therefore, substituted an employee with the next lowest annual base pay, which is a practice we will continue if future median employees work in a facility where closure has been announced. We believe that annual base salary provides a reasonable estimate of annual compensation of our employees.

After identifying the median employee, we calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Based on such calculation, our median employee's total compensation was $63,916, while our CEO's compensation was $12,888,518. Accordingly, our CEO Pay Ratio was 202:1.

# Equity Compensation Plan Information

The following table provides information as of December 31, 2021, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

| Plan Category | Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column) |
|---|---|---|---|
| Equity compensation plans approved by security holders[a] | 5,583,986 | $83.39 | 13,720,978 |
| Equity compensation plans not approved by security holders[b] | 721,467 | — | — |
| Total | 6,305,453 | | |

(a) Consists of the 2007 Plan, the 2013 Plan and the 2018 Plan.

(b) Consists of the EDCP, the Trane Technologies Directors Deferred Compensation Plan (the "DDCP I"), the Trane Technologies Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, the "DDCP"), and the Trane Deferred Compensation Plan (the "TDCP"). Plan participants acquire Company shares under these plans as a result of the deferral of salary or directors' fees, AIM awards and PSUs.

# Information Concerning Voting and Solicitation

## Why Did I Receive This Proxy Statement?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

## Why Are There Two Sets of Financial Statements Covering the Same Fiscal Period?

U.S. securities laws require us to send you our 2021 Form 10-K, which includes our financial statements prepared in accordance with GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Financial Statements for our 2021 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Financial Statements are available on the Company's website at www.tranetechnologies.com under the heading "Investors – Irish Statutory Accounts" and will be laid before the Annual General Meeting.

## How Do I Attend the Annual General Meeting?

In light of any COVID-19 measures that may be in place in Ireland and the United States on the date of the Annual General Meeting, we strongly encourage all shareholders to submit proxy forms to ensure they can vote and be represented at the Annual General Meeting without attending in person. Shareholders are encouraged to keep up-to-date with, and follow, the guidance from the Government of Ireland and the Department of Health (of Ireland) and other local health departments as circumstances may change at short notice.

Taking into account the latest guidance from the Government of Ireland, particularly in relation to indoor public gatherings, it is possible the Annual General Meeting Annual General Meeting may be adjourned to a different time and/ or venue, in each case notification of such adjournment will be given in accordance with Company's constitution. Any announcements of changes or updates to the arrangements for the Annual General Meeting will be made available at www.tranetechnologies.com.

Due to travel restrictions and health concerns, the Directors may participate by telephone instead of attending in person, there may be significantly reduced attendance by Company personnel and the meeting will be conducted as efficiently as possible.

In the event that the Annual General Meeting can proceed as normal, **in order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Trane Technologies plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

**No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.**

TRANE
TECHNOLOGIES

# Who May Vote?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 8, 2022, the Record Date. At that time, there were 233,842,483 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

# How Do I Vote?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail.

If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

**The Notice is not a proxy card and it cannot be used to vote your shares.**

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Companies Act 2014, of the persons named on the proxy card as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Subject to guidance from the Government of Ireland at the time of the Annual General Meeting, shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Taking the Company's Covid-19 guidance about attending in person into consideration, even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

**In order to be timely processed, your vote must be received by 11:59 p.m. Eastern Time on June 1, 2022 (or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).**

# How May Employees Vote under Our Employee Plans?

If you participate in the ESP, the Trane Technologies Company Employee Savings Plan for Bargained Employees, the Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico, or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan. The plan trustees will not disclose to the Company how any individual employee instructed the plan trustees to vote their shares.

**To allow plan administrators to properly process your vote, your voting instructions must be received by 11:59 p.m. Eastern Time on May 27, 2022.**

If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

# May I Revoke My Proxy?

You may revoke your proxy at any time before it is voted at the Annual General Meeting in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Trane Technologies plc, 170/175 Lakeview Drive., Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

# How Will My Proxy Get Voted?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 3, 4, 5 and 6 (routine matters) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1 and 2 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

**If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.**

# What Constitutes a Quorum?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

# What Vote is Required to Approve Each Proposal?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3 and 4. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 5 and 6 are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

# Who Pays the Expenses of This Proxy Statement?

We have hired Alliance Advisors, LLC to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $15,000 plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

# How Will Voting on Any Other Matter be Conducted?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

# Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

| Name | Ordinary Shares[a] | Notional Shares[b] | Options Exercisable Within 60 Days[c] |
|---|---|---|---|
| K. E. Arnold | 3,739 | — | — |
| A. C. Berzin | 32,024 | 46,976 | — |
| A. Miller Boise | 887 | — | — |
| J. Bruton | 11,307 | — | — |
| J. L. Cohon | 26,021 | — | — |
| G. D. Forsee | 30,319 | — | — |
| L. P. Hudson | 6,858 | — | — |
| M. P. Lee | 7,381 | — | — |
| J. P. Surma | 11,116 | — | — |
| T. L. White | 29,776 | 66,338 | — |
| D. S. Regnery | 95,683 | 605 | 210,788 |
| C.J. Kuehn | 31,246 | 10,981 | 46,338 |
| M. J. Avedon | 47,295 | 57,107 | 54,379 |
| P. A. Camuti | 34,272 | 58,492 | 89,755 |
| E. M. Turtz | 17,274 | 6,824 | 15,474 |
| M. W. Lamach | 102,835 | 86,694 | 144,220 |
| **All directors and executive officers as a group (20 persons)[d]** | 519,728 | 441,398 | 596,625 |

[a]   Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the TDCP that may vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares.

[b]   Represents ordinary shares and ordinary share equivalents notionally held under the DDCP, and the EDCP that are not distributable within 60 days of the Record Date.

[c]   Represents ordinary shares as to which directors and executive officers had stock options exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plans.

[d]   The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 0.74% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP, the EDCP and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13D or filed by such shareholder in 2021 for the year ended December 31, 2021 on Schedule 13G under the Securities Exchange Act of 1934:

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class[a] |
|---|---|---|
| BlackRock, Inc.[b]<br>55 East 52nd Street<br>New York, NY 10055 | 19,659,375 | 8.4% |
| JPMorgan Chase & Co.[c]<br>383 Madison Avenue<br>New York, NY 10179 | 17,652,938 | 7.5% |
| The Vanguard Group[d]<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 18,055,927 | 7.6% |

[a] The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

[b] Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on February 3, 2022. The filing indicated that, as of December 31, 2021, BlackRock, Inc. had sole voting power as to 16,933,211 of such shares, shared voting power as to none of such shares, sole dispositive power as to 19,659,375 of such shares and shared dispositive power as to none of such shares.

[c] Information regarding JPMorgan Chase & Co. and its stockholdings was obtained from a Schedule 13G filed with the SEC on January 28, 2022. The filing indicated that, as of December 31, 2021, JPMorgan Chase & Co. had sole voting power as to 16,621,411 of such shares, shared voting power as to 110,811 of such shares, sole dispositive power as to 17,508,281 of such shares and shared dispositive power as to 141,895 of such shares.

[d] Information regarding the Vanguard Group and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on February 9, 2022. The filing indicated that, as of December 31, 2021, the Vanguard Group had sole voting power as to none of such shares, shared voting power as to 392,012 of such shares, sole dispositive power as to 17,079,507 of such shares and shared dispositive power as to 976,420 of such shares.

# Certain Relationships and Related Person Transactions

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Sustainability, Corporate Governance and Nominating Committee for consideration and approval by the disinterested directors. The Sustainability, Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Sustainability, Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at www.tranetechnologies.com or on a current report on Form 8-K. No such waivers were requested or granted in 2021.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

Since June 2020, Ms. Peetz, a director of the Company during 2021 who resigned from the Board in April 2022, has served as chief administrative officer of Citigroup Inc. Citigroup or affiliates of Citigroup ("Citigroup") have acted as Joint Lead Arranger, Joint Bookrunner and Syndication Agent in connection with our 2021 refinancing of our $1 billion revolving credit facility and with respect to our $1 billion revolving credit facility entered into in April 2018. As agent and lender, Citigroup provides other services under these facilities. There were no amounts outstanding under these facilities as of December 31, 2021. Citigroup was paid an arrangement fee and an upfront fee in connection in with the refinancing and portfolio management fees relating to upfront and undrawn fees on these facilities. In addition, Citigroup provides certain FX and derivatives services to the Company and certain treasury and trade solutions relating to cash/bank transactions and trade activity. Total amounts paid to Citi in 2021 for these activities were approximately $4.2 million. Our credit facilities were entered into in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. Our other transactions with Citigroup were made in the ordinary course of business on standard terms and conditions. Ms. Peetz does not personally participate in or benefit from any aspect of our relationship with Citigroup.

The son of our former Chair and CEO Mr. Michael Lamach is employed by the Company as Sales Manager, Life Science Solutions. He is not an executive officer. Mr. Lamach's son received base salary and commissions of $131,009 in 2021 and a spot bonus of $500. The compensation and other terms of employment of Mr. Lamach's son is similar to the total compensation provided to other employees of the same level with similar responsibilities.

# Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who beneficially own more than ten percent of the Company's ordinary shares, to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, all Section 16(a) filing requirements were complied with for the year 2021 other than with respect to one late filing of a Form 3 for Ray Pittard due to delayed receipt of EDGAR codes for filing such form.

# Shareholder Proposals and Nominations

Any proposal by a shareholder intended to be presented at the 2023 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 23, 2022, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2023 proxy statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with Annual General Meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2023 Annual General Meeting, written notice of a shareholder's intention to make such nominations or bring business before the Annual General Meeting must be given to the Secretary of the Company not later than March 4, 2023. If the date of the 2023 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2022 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such Annual General Meeting is given.

In addition, the Company's Articles of Association separately provide shareholders representing 3% or more of the voting power of the Company's shares with the right, subject to certain terms and conditions, to nominate candidates for election to the Board of Directors and have such candidate included in our proxy materials for the applicable Annual General Meeting ("proxy access"). All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2023 Annual General Meeting, written notice of proxy access nominations must be given to the Secretary of the Company not earlier than November 23, 2022 and not later than later than December 23, 2022. If the date of the 2023 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2022 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not earlier than 120 days prior to the 2023 Annual General Meeting and not later than the close of business on the later of (x) the 90th day prior to the 2023 Annual General Meeting or (y) the 10th day following the day on which public announcement of the date of the 2023 Annual General Meeting is first made.

The Sustainability, Corporate Governance and Nominating Committee will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely pursuant to rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at board@tranetechnologies.com.

TRANE
TECHNOLOGIES

# Householding

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary or by accessing it on the Company's website at www.tranetechnologies.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 22, 2022